UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934 (Amendment No. 2)

FILED BY THE REGISTRANT ☐
FILED BY A PARTY OTHER THAN THE REGISTRANT ☑
Check the appropriate box:
☑ Preliminary Proxy Statement
☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to §240.14a-12

ROFIN-SINAR TECHNOLOGIES INC.
(Name of Registrant as Specified In Its Charter)
SilverArrow Capital Advisors LLP
SilverArrow Capital Holding Ltd.
SAC Jupiter Holding Ltd.
Pluto Fund Limited
Thomas Limberger
Robert Schimanko
Abdullah Saleh A. Kamel
Osama H. Al Sayed
Gebhard Rainer
Jordan Kovler

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

PAYMENT OF FILING FEE (CHECK THE APPROPRIATE BOX):

☑	No fee required.
☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.
	(1)	Title of each class of securities to which transaction applies:

	(2)	Aggregate number of securities to which transaction applies:

	(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

	(4)	Proposed maximum aggregate value of transaction:

	(5)	Total fee paid:
☐	Fee paid previously with preliminary materials.
☐
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	(1)	Amount Previously Paid:

	(2)	Form, Schedule or Registration Statement No.:

	(3)	Filing Party:

	(4)	Date Filed:

PRELIMINARY AND SUBJECT TO COMPLETION, DATED FEBRUARY 22, 2016

2016 Annual Meeting of the Stockholders
of
Rofin-Sinar Technologies Inc.

Proxy Statement of
SilverArrow Capital Advisors LLP	SilverArrow Capital Holding Ltd.	SAC Jupiter Holding Ltd.
Pluto Fund Limited
Thomas Limberger	Robert Schimanko	Abdullah Saleh A. Kamel	Osama H. Al Sayed
	Gebhard Rainer	Jordan Kovler

This proxy statement and the enclosed GREEN proxy card have been prepared by SilverArrow Capital Advisors LLP, SilverArrow Capital Holding Ltd., SAC Jupiter Holding Ltd. and Pluto Fund Limited (the “Concerned Rofin Stockholders”), and the other participants in this solicitation (collectively referred to as “we” or “us”) in order to solicit your proxy for use at the 2016 Annual Meeting of Stockholders (the “Annual Meeting”) of Rofin-Sinar Technologies Inc. (“Rofin” or the “Company”). We collectively have voting power over approximately 9.8% of Rofin’s outstanding common stock, par value $0.01 per share (the “Common Stock”).

Rofin’s stock has significantly underperformed over the past five-year period when compared to its peer group and broader indices. We attribute the market’s substantial discount to Rofin’s misguided strategy, poor board oversight and ineffective management. We believe Rofin has lost relative market share, is burdened with numerous corporate inefficiencies, has missed out on growth opportunities and has not properly deployed capital. Additionally, we believe Rofin’s long-tenured board (15 year average) lacks the true independence needed to serve the interests of its stockholders. The Board of Directors of the Company (the “Board” or the “Board of Directors”) has engaged in related party transactions and is comprised of individuals with long-standing personal and professional relationships that we believe lead them to operate in their own interests (and not those of the stockholders as a whole).

We believe we have a clear roadmap for change and value creation for stockholders. New directors are needed to help refocus Rofin and add fresh perspectives with a greater focus on stockholder accountability, while implementing a strategic review and focusing on higher growth segments of the market, initiating a sales and marketing restructuring program, an operational excellence program, improving governance practices and properly deploying capital.

We are therefore seeking your support at the Annual Meeting, scheduled to be held at Rofin-Sinar Technologies Inc., 40984 Concept Drive, Plymouth, MI 48170 on Thursday, March 17, 2016, at 10:00 a.m., local time, to elect our slate of three director nominees to the Board in opposition to the Company’s incumbent directors. The Company has a classified Board, which is currently divided into three classes. There are three directorships up for election at the Annual Meeting. The approximate date of mailing for this proxy statement and the enclosed GREEN proxy card is March 3, 2016. This proxy statement and the enclosed GREEN proxy card are being furnished to the Company’s stockholders by us in connection with the solicitation of proxies for the following.

1.	To elect Thomas Limberger, Gebhard Rainer and Jordan Kovler, collectively referred to as “our nominees”, to serve on the Board of Directors. We urge you to vote FOR each of our nominees as directors.
2.	To approve an advisory vote to declassify the Board of Directors. We urge you to vote FOR this proposal.
3.	To approve an advisory vote regarding the elimination of certain supermajority voting provisions in the Company’s Certificate of Incorporation and By-laws. We urge you to vote FOR this proposal.
4.	To approve an advisory vote to urge the Board of Directors to take all necessary steps, including the amendment of the Certificate of Incorporation and By-laws, to permit stockholders holding 15% or more of the outstanding shares of common stock to call a special meeting of the stockholders. We urge you to vote FOR this proposal.
5.	To approve an advisory vote to urge the Board of Directors to take all necessary steps, including the amendment of the By-laws, to permit written consent by stockholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all stockholders entitled to vote thereon were present and voting. We urge you to vote FOR this proposal.
6.	To vote in the manner you indicate with respect to the proposal to ratify the appointment of Deloitte & Touche LLP as Rofin’s independent registered public accounting firm for the fiscal year ending September 30, 2016. We make no recommendation as to this proposal.
7.	To vote in the manner you indicate with respect to the advisory vote to approve the Company’s executive compensation. We make no recommendation as to this proposal.
8.	To grant the proxy holders discretion to vote on such other matters as may properly come before the Annual Meeting.

Rofin has disclosed that the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting was January 22, 2016. Stockholders of record at the close of business on the record date will be entitled to vote at the Annual Meeting. As of the date of this proxy statement, we are the beneficial owners of an aggregate of 2,788,334 shares of Common Stock, which represented approximately 9.8% of the outstanding shares of Common Stock as of the record date. We intend to vote all of our shares FOR our nominees and FOR Proposals No. 2 through 5. If any of our nominees is unable to serve or for good cause will not serve as a director, we reserve the right to nominate a replacement candidate for election as director. In such case, the GREEN proxy card will be voted for such substitute nominee. All percentages set forth in this proxy statement relating to beneficial ownership of Common Stock are based on 28,507,403 shares outstanding, which was the total number of shares of Common Stock outstanding as of the record date, as disclosed in the Company’s definitive proxy statement, dated February 18, 2016, relating to the Annual Meeting. The mailing address of the principal executive offices of the Company is 40984 Concept Drive, Plymouth, Michigan 48170.

[•], 2016

IMPORTANT

Your vote is important, no matter how few shares you own. We urge you to sign, date, mark and return the enclosed GREEN proxy card today to vote FOR the election of the our nominees and FOR Proposals No. 2 through 5.

We urge you to carefully consider the information contained in the enclosed proxy statement and then support our efforts by using the GREEN proxy card today to vote FOR the election of our nominees and FOR Proposals No. 2 through 5.

Our nominees are committed to acting in the best interests of Rofin’s stockholders. We believe that your voice in the future of Rofin can best be expressed through the election of our nominees.

This solicitation is being made by us and not on behalf of the Board of Directors or management of the Company. Other than as disclosed in this proxy statement, we are not aware of any other matters to be brought before the Annual Meeting. Should other matters, of which we are not aware, be brought before the Annual Meeting, the persons named as proxies in the enclosed GREEN proxy card will vote on such matters in their discretion.

If your shares are registered in your name: Please sign, date, mark and mail the enclosed GREEN proxy card to D.F. King & Co., Inc. in the enclosed postage-paid envelope today.

If your shares are held in a brokerage account or bank: You are considered the beneficial owner of the shares, and these proxy materials, together with the enclosed GREEN proxy card, are being forwarded to you by your broker, bank, trust company or other nominee. As a beneficial owner, you must instruct your broker, bank, trust company or other nominee how to vote. Your broker cannot vote your shares for the election of directors on your behalf without your instructions. Depending upon your broker or custodian, you may be able to vote either by toll free telephone or via the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed GREEN proxy card. If you wish to vote at the meeting, you will need to obtain a legal proxy card from your broker, bank, trust company or other nominee that holds your shares and present it to the inspector of elections with your ballot when you vote at the Annual Meeting.

We urge you not to sign any proxy card sent to you by Rofin. If you have already done so, you have every right to change your vote. Only your latest dated proxy will count. You may revoke any proxy card already sent to the Company before it is voted at the meeting by delivering a signed and dated GREEN proxy card in the postage-paid envelope provided. Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company. Even if you return the Company’s proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to the Concerned Rofin Stockholders.

Your vote is important, no matter how few shares you own. We urge you to sign, date, mark and return the enclosed GREEN proxy card today to vote for the election of our nominees.

If you have any questions or require assistance in voting your GREEN proxy card, please call or write:

D.F. King & Co., Inc.
48 Wall Street
New York, NY 10005
Banks and Brokers Call Collect: (212) 269-5550
All others call Toll Free: (800) 967-7635
Email: fixrofin@dfking.com

IMPORTANT NOTICE REGARDING AVAILABILITY OF PROXY MATERIALS

FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON

March 17, 2016

REASONS FOR OUR SOLICITATION

We are seeking your support to elect three new, highly qualified and experienced individuals to the Board of Directors at the Annual Meeting. We are the beneficial owners of an aggregate of 2,788,334 shares of Common Stock, representing approximately 9.8% of the outstanding shares.

In our opinion, the Board has demonstrated a poor track record in overseeing the Company’s performance during its lengthy tenure. In particular, Rofin has seen:

•	a significant underperformance of the Company’s stock over the past five-year period when compared to its peer group and broader indices;
•	a deterioration of the Company’s relative sales and market share;
•	a history of weak relative operational performance and misguided capital allocation strategy; and
•	corporate governance that has been compromised in favor of the interests of sitting Board members.

History of Underperformance

The Company’s stock performance has lagged significantly behind its peer group and various indices over the past five-year period. The graph below demonstrates that the cumulative total return for stockholders over the five-year period ended September 30, 2015 was 2.17%, compared to Nasdaq’s 108.69% return and the S&P Technology Sector Index’s 94.03% return.

The preceding graph reflects the information provided in Rofin’s Annual Report on Form 10-K for the year ended September 30, 2015, which was filed with the Securities and Exchange Commission, or “SEC”, on November 30, 2015. The graph summarizes the cumulative total return experienced by Rofin’s stockholders during the five-year period ended September 30, 2015, compared to the NASDAQ Stock Market Index and the S&P Technology Sector Index. The changes for the periods shown in the graph and table below are based on the assumption that $100.00 has been invested in Rofin common stock and in each index below on September 30, 2010 and that all cash dividends were reinvested.

Deterioration of Relative Sales and Market Share

While the global laser market and Rofin’s peer group average has grown from 2011-2015, Rofin’s relative sales have clearly decreased over this period. In addition, compared to its peer group, Rofin’s relative market share has decreased from 20% to 13% from 2006-2015. Analysts do not anticipate any improvement. Unfortunately, it is expected from numerous analysts, including Longbow Research, Warburg Research, Stifel Nicolaus and the Benchmark Company, that Rofin will continue to lag behind its peers on growth in the coming years.

We believe Rofin’s lack of growth is attributable to the Company’s focus on lower-growth markets and products. It should also be noted that Rofin has focused most of its efforts on the European market, while the Asian market currently represents 47% of the total laser market. While there are recent concerns related to the Asian market globally, it is also important to have individuals on the Board with greater experience in international business and a deeper understanding of how to properly navigate the geographic breakdown of the business. Rofin cannot afford to miss out on any future Asian growth, while at the same time being cognizant and prepared for any Asian slow down.

Rofin missed a sizeable opportunity by entering the fiber laser market late in its growth stage. While the Company has concentrated its efforts on CO2 and solid-state lasers, the fiber laser market has grown twice as much over the same period. Over the next five years, the fiber laser market’s growth is expected to outpace the growth of other lasers significantly.

Sales at Rofin could be improved through a number of measures, including the following:

•	Creating new sales channels and market pipelines through a stronger focus on Asia and North America;
•	Supporting innovation through the creation of a world-class sales force to counteract a decrease in market share;
•	Focusing on new technology (mainly fiber) and emerging applications, such as industrial and medical, with a systems-based approach;
•	Leveraging the component business units through the patent landscape;
•	Expanding through acquisitions of smaller technology companies; and
•	Expanding into selected high-growth markets with new product portfolios and a dedicated cross-selling approach.

Weak Relative Operational Performance and Misguided Capital Allocation

The Company’s margins have significantly trailed its peer group since 2010, a group that includes Coherent Inc., IPG Photonics Corp., GSI Group Ltd., Newport Corp and II-VI Inc. We had previously observed that the Company’s gross margins had decreased from 38.8% to 37.8% from 2011 through 2015 with a low of 35.1% in 2013, while its peer group currently report average gross margins of approximately 43.5% in 2015.

The Company glossed over our publicly stated concerns about margins and more transparent reporting in its press release of Oct 9, 2015, its earnings release of Nov 12, 2015 and its investor presentation of January 12, 2016. In Rofin’s 4th quarter earnings release, Management stated “We continue to see the positive effects of our cost optimization strategies, including our consolidation efforts, and were able to further improve gross profit margin to 40% for the quarter.” We would be pleased with such results if they were truly the case and would applaud the Company publicly if they actually reached the average for their peer group. In actuality, the Company’s true gross profit margin was 37.0% for the 3rd quarter, 38.3% for the 4th quarter and only 36.2% for the full year if viewed on a constant currency basis. To further underline the real development, when viewed on constant currency basis the gross margin of 2015 compared to 2014 has been stagnant. In effect, the Company was substantially overstating the effects of the cost reduction strategies undertaken (all of which were previously recommended by us) when in fact the strength of the US dollar was a significant driver of the most recent improvements in its margins.

A few years back, the Company’s habit was to report results on a constant currency basis; ironically that being a time when the dollar was not as strong as it is today. In fact, the current CFO had a correspondence with the SEC in 2008/2009 where she explained that reporting was provided on a constant currency basis because this was the most accurate way to gauge performance. This is merely one example of the Company’s lack of transparency hurting investors’ ability to see actual results, which was further evidenced by the stock falling approximately 6.5% on the day of the earnings conference call, November 12, 2015.

Additionally, we believe the Company’s corporate structure must be fixed to address the operational performance issues. Globally, there are more than 40 sites within this fractured organization, which we believe illustrates a lack of integration of prior acquisitions. Many of the facilities appear to be run as separate entities, which we believe makes achieving economies of scale difficult. The Company unnecessarily has two headquarters (one in Germany and one in the US) and trades in both Germany and the US, resulting in additional compliance and administrative costs. There is considerable corporate waste that a committed and conscientious Board would have cleaned up long ago.

We believe an Operational Excellence Program and certain other simple steps would increase EBITDA margins significantly. Improvements could include:

A Streamlined Production Network

•	Integrate prior acquisitions
•	Consolidate European sites
•	Shift some production to lower-cost countries for first generation products
•	Install regional hubs with reasonable R&D and sales networks
•	Build integrated processes to anticipate shift towards platform-based solutions

An Operational Excellence Program

•	Centralize purchasing
•	Utilize “Lean” manufacturing to eliminate waste
•	Implement a shared service center approach
•	Establish a clearly structured sales force with a global, cross-selling strategy
•	Introduce an enhanced program of current responsiveness to underperforming indicators

The Removal of Unprofitable Segments

•	Outsource low-end, non-value accretive manufacturing processes
•	Dispose of or sell manufacturing sites conducting standard processes, such as welding milling and assembly

Cost Reductions

•	COGS reduction i.e. diode cost
•	Administrative cost reduction
•	Increase R&D efficiency

We believe that under the direction of the current Board and management team, it will take at least 2 years to address their basic cost disadvantages with respect to both overhead structure and product cost, while simultaneously improving the sales and marketing pipeline. Historically, the Board and management team have not shown the expertise to address the basic structural issues of the Company, including, but not limited to, uncoordinated sales efforts, redundant R&D activities with no real R&D platform, uncoordinated manufacturing strategies and decentralized processes with individual over-engineered site P&L’s. The slide below details some of our specific suggestions, all of which have been previously discussed with the Company numerous times. We feel very strongly that these goals are essential to the Company’s future and would press for implementation once elected to the Board.

IV. Needed actions

Dedicated SilverArrow Program to Achieve Cost and Market Leadership

Potential for significant EBITDA upside through numerous opportunities to increase sales, market share and efficiency of Rofin and by implementing an Operational Excellence Program driving both top- and bottom line improvements

Ongoing Improvement Cycle

- Centralization of services and outsourced processes (sales, finance, sourcing, R&D, legal, strategy/M&A, etc.) – refocus on internal processes (audit, compliance, etc.)
- Site and entity consolidation process / production network enhancement, establish continuous improvement processes around measurable CTQ's (Operational Excellence)
- HR and leadership evaluation program with industry leading incentives based on meritocracy and performance

Short Term
< 1 year

- Remove unnecessary dual listing in Germany ($500-800k)and dual HQ.
- Eliminate large consulting spending by the Board and Management ($3-5m)
- Consolidate global operations to reduce base costs ($4-6m)
- Initiate Operational Excellence Program and reduce High-Power Fiber manufacturing cost by +20%
- Initiate Diode production and reduce related costs to increase competitiveness
- Accelerate ultra-short-pulse development (Pico/ Femto)
- Refocus sales force on global landscape with clear annual targets:
  - Launch 2.5KW Fiber Module (Macro OEM)
  - Launch <2.0KW Fiber Module
  - Drive new Smartphone integration kit sales push in US and Asia (ceramic/sapphire/glass)
  - Accelerate Fiber Laser sales initiative in China
  - Analyse optimal product mix (CO2/ Fiber) to adjust substitution impact and gain margin
- Install accretive small scale M&A to add technology and market share

Est. savings of US$ 8-12m

Mid Term
1-2 years

- Roll-out full scale central global sourcing/purchasing (e-bidding, cross BU, etc.)
- Complete site consolidation for Germany and the UK while continuing global realignment
- Focus Chinese production on low power systems
- Operational Excellence push to increase profitability of reorganized company
- Strengthen sales pipeline in US and Asia while building EU leadership, continue to build top-talent:
  - New High-Power Fiber module > 3.0KW
  - Establish/expand <2.0KW Fiber Module
  - Push M&D Fiber Laser amplifier demand
  - Build Smartphone cutting kits expertise and market globally
  - Expand and win new OEM's in High-Power Fiber Laser
  - Focus on new OEM's in semiconductor-market (USP-L)
  - New applications & system technology e.g. Ablation, 3Dprint, Excimer replacement focus, Medical
- Accretive mid size M&A to add technology, market share,
- Explore technological partnerships

Est. savings of US$ 20-30m

Long Term
> 3 years

- Finalize "One-Company" approach to complete centralization of all internal processes
- Re-evaluate previously launched production optimization and sales/marketing concepts for enhanced speed:
  - Global platform production process
  - Focus on Fiber, USP, Diode and continue to build components and service business and concepts
  - Expand "Systems Strategy" on a worldwide level
  - Increase market focus like Japan and Korea with strengthened platform in China
  - Expand platform and systems strategy for refocused revenue model
  - Build new technology centre platform for higher technology output
- Accelerate larger scale M&A and partnership approach

Est. savings of US$ 10-15m

SilverArrow

The Company should also drastically improve its capital allocation strategy. While we are generally supportive of share buybacks, it does not appear to us that the Company has used the buybacks to maximize shareholder value, as evidenced by an approximately 59% decrease in market valuation since the first buyback program was initiated in November 2007. In fact, spending more than $160 million of the Company’s funds on four unsuccessful share buyback initiatives, while management and the Board have sold-off significant amounts of shares during the process speaks volumes about the Board’s failure to put Rofin’s capital to work for the Company’s - and its shareholders’ benefit. Most recently, the Company’s latest investor presentation, published on January 12, 2016, describes the capital allocation as “Balance investing in business with returning capital to shareholders as appropriate to create shareholder value”. Looking at the above mentioned historic performance of the market valuation we question if the term shareholder value in its essence is understood at all. The Company should be using its cash to find accretive acquisition targets or issue dividends if no better uses for its cash are found. In this regard, it is reasonable to ask what message Rofin is communicating to the market when management and the Board have a history of selling stock, rather than trying increase Rofin ownership and to underscore their belief in the future performance of the Company.

Poor Corporate Governance

For the past eight months, we have attempted to open a constructive dialogue and voice our concerns to the Board and the Rofin management team. We have asked for minority representation on the Board so that we could advance key initiatives to improve performance and valuation. We attempted to avoid a costly public campaign and expressed as strong desire to work with the Board and management. Regrettably, we have encountered significant roadblocks at every turn. We believe now that the Board has no intention of working with us for the benefit of all stockholders. Instead, the members of the Board appear committed to protect their own personal interests and ignore Rofin’s mistakes. The Board’s focus on its personal interests over the interests of stockholders are illustrated by the following matters:

Longstanding Related Party Transactions with a Director Resulted in Excess Annual Payments.   The Company’s proxy statement relating to its 2015 Annual Meeting disclosed that the Company paid Mr. Carl Baasel $834,945 in rent for a facility he partially owns in Starnberg, Germany. These payments have amounted to almost $11 million since 2000, which brings into question whether Mr. Baasel’s interests are aligned with other stockholders, as he stood to gain economically each year this arrangement continued. In addition, Mr. Baasel also received $48,455 from the Company as management consulting fees and non-employee director fees.

Overlapping Board Membership by Independent Directors.   Mr. Gary Willis (tenure of 20 years) and Mr. Stephen Fantone (tenure of 11 years), two of the Company’s “independent” directors have a past history of serving on numerous boards together, potentially compromising their appetite to provide opposing views on the various issues plaguing the Company. In addition to serving together on Rofin’s Board of Directors, Messrs. Willis and Fantone have also served together on the boards of directors of Zygo Corporation (“Zygo”) and Benthos Inc. (“Benthos”). The chart below, which is based on information contained in proxy statements of Zygo, Bentos and the Company, details the years of service of Messrs. Willis and Fantone on the three boards.

	Mr. Willis	Mr. Fantone
Rofin-Sinar	1996-present	2005-present
Zygo	2009-2014	2009-2014
Benthos	1998-2006	1995-2006

Messrs. Willis and Fantone’s 17 years of continuous overlapping board service could be viewed as a factor when considering whether the Company’s board of directors is able to consider new approaches.

Lack of a Fresh Perspective.   Prior to the addition of Ms. Jennifer Bunis to Rofin’s Board, which we believe was a direct result of our advocacy efforts for our three nominees, the Board had not added a new independent director in 11 years. In addition, the Board has amended its Bylaws three times to allow directors over the age of 70 to continue to serve. The Board has amended its Bylaws yet again to allow Mr. Willis to be re-elected for a three-year term at the 2016 Annual Meeting.

Poor Governance Infrastructure.   The following features of the Company’s governance infrastructure are among those that weaken the stockholders’ franchise and entrench management:

o	A classified board of directors;
o	The inability of stockholders to call special meetings;
o	The requirement that stockholders have unanimous written consent to take actions in lieu of a meeting;
o	A supermajority vote requirement of 80% vote of all outstanding shares to amend the governance provisions in Rofin’s charter.

It is not surprising that two of the leading independent proxy advisory firms, Institutional Shareholder Services (“ISS”) and Glass Lewis & Co., LLC (“Glass Lewis”) have both cited concerns related to Rofin’s governance. ISS has given Rofin a governance Quickscore of 8, which implies a high degree of governance risk, as their scoring is from 1-10, with a score of 1 indicating the best corporate governance. In particular, the Company received the worst possible rating from ISS for “Board Composition”, “Takeover Defenses” and “Meeting and Voting Related Issues” categories. Meanwhile, Glass Lewis has cited concerns related to the Board’s questionable related party transactions with directors.

In contrast, our governance leadership efforts have apparently already produced results. On December 8, 2015, two months after our first letter to stockholders outlining our governance proposals, the Board appointed the first new independent director in 11 years. Also, on January 12, 2016, we notified the Board of our intent to propose an amendment to the By-Laws to adopt a majority voting standard for the election of directors. Within days, the Board disclosed that it intended to adopt a majority voting standard.

Unfortunately, the Board continues to take actions that only serve their own interests without regard to the views of the stockholders. On February 3, 2016, the Board amended the By-Laws to eliminate the mandatory retirement age for directors. When last approved by stockholders, the By-Laws provided that directors may not stand for re-election after reaching age 70. This provision would have prohibited two of the Board’s director nominees from standing for election at the Annual Meeting. Rather than submitting the change to the stockholders for their approval, the Board unilaterally amended the By-Laws to remove the stockholder-imposed impediment to the incumbents’ continued service.

Recent Stock Selloff By Officers and Directors During a Weak Quarter.   On November 11, 2015, the Company reported full year results. These results saw a 3% sales decline, yet the Company characterized the results as “strong” based on cost reductions. In connection with the announcement of the year-end results, the Company also announced a $50 million stock buyback program. In its Annual Report on Form 10-K for the fiscal year ended September 30, 2015, the Company disclosed a positive outlook for 2016, stating that the Company is “well-positioned for a successful fiscal year 2016.”

Instead of holding onto Rofin stock for the long term to realize the benefits of the announced optimism for 2016, nearly all of the Company’s executive officers, and several directors, sold significant amounts of stock during the period between November 16, 2015 and December 1, 2015. During this period, executive officers and directors sold a staggering 310,000 shares (almost 1% of the Company’s outstanding shares) at prices as high as $29.01 per share. For the executive officers, these sales were mostly the result of option exercises. However, Carl Baasel (one of the Company’s nominees for re-election at the 2016 Annual Meeting) sold 40,000 shares, or approximately 25%, of his outright holdings. As it turns out, the Company did not buy a share during that time period pursuant to its repurchase program.

The timing of these sales was eerily prescient. On February 4, 2016, the Company announced weak results for the first quarter of the 2016 fiscal year, including a year over year sales decline of 8%. As of February 11, 2016, the closing price for the Company’s stock was $19.91, a decline of approximately 30% from the closing price on November 16, 2015, when the sell-off began.

While the Company's proxy statement lists the directors and executive officers owning 5.6% of the outstanding shares, we believe this figure is misleading as it includes shares and options held by the former CEO. Post-sell off, we believe the Board and executive officers collectively hold out-right less than 1% of the Company's outstanding shares. Management and the Board have demonstrated their lack of faith in their own long-term strategy, and with the Company’s first quarter results, it is easy to see why.

Background of This Solicitation

On March 12, 2015, we introduced ourselves to the four members of the Board present at Rofin’s 2015 Annual Meeting of Stockholders, but we were not granted the opportunity to meet with the Board members after the formal proceedings.

On March 23, 2015 and March 24, 2015, Mr. Limberger and Mr. Gunther Braun, then President and Chief Executive Officer of the Company, exchanged emails to arrange a meeting, which was cancelled on April 1, 2015 by Mr. Braun because of an urgent business trip to Asia.

On April 14, 2015, we re-initiated contact with Mr. Braun to arrange a meeting after the May 7th earnings call.

On May 13, 2015, we met with Mr. Braun in Starnberg, Germany. During this meeting, we discussed the Company’s operations, its current and future strategies and our desire for at least one seat on the Board. At the end of the meeting, we conducted an in-depth tour of the facilities including a presentation of the Company’s current and future technologies.

On May 18, 2015, we filed our initial Schedule 13D with the initial public disclosure of our Rofin ownership.

On May 20, 2015 we sent a letter to Dr. Wirth and the Company to express our willingness to open a genuine and constructive dialogue. The receipt of the letter was acknowledged by Mr. Braun via email on May 21st. Mr. Braun suggested a conference call during week of June 1st along and put forth a request for an agenda and Mr. Limberger’s CV.

On May 22, 2015, Mr. Limberger responded positively to Mr. Braun’s email on May 20th. Mr. Limberger also attached his CV.

On May 31, 2015, with no further communication from the Company, we sent a reminder with Rofin’s proposed conference call. We reiterated that we would keep our schedule open for a call at any time.

On June 1, 2015, Dr. Wirth emailed us suggesting a call with himself and Mr. Ralph E. Reins, Lead Independent Director of the Company, on June 10th.

On June 1, 2015, we responded by email expressing our concerns with respect to the continued delay. We encouraged Dr. Wirth to reschedule the call and to include full participation from the Board.

On June 2, 2015, we exchanged emails with Dr. Wirth and finally rescheduled the call for June 5th.

On June 5, 2015, we were surprised to learn that Rofin named Mr. Merck (previously Chief Operating Officer) as the new Chief Executive Officer and Board member. We were disappointed that Mr. Merck would not run for election until the 2018 annual meeting of stockholders. That day, we had a conference call with Dr. Wirth and Mr. Reins. On the call, Mr. Limberger again reinforced his desire to join the Board, as well as possibly adding another nominee to help the Company to achieve its full potential. We also voiced our concerns on the nomination process and Mr. Merck’s appointment, especially in light of our ongoing discussions with the Board. Afterward, we had a series of email exchanges with Dr. Wirth on a possible visit to Hamburg on June 17th. In these emails, we requested feedback on the review process of potential nominees by the Nominating Committee.

On June 10, 2015, we sent an email to Dr. Wirth, Mr. Reins and Mr. Daniel J. Smoke, Director of the Company and Chair of the Audit Committee, requesting an update after the conference call on June 5th. In addition, we accepted an invitation from Dr. Wirth to attend the Munich Laser Fair.

On June 15, 2015, we sent an email to Dr. Wirth informing him that we had not received any information from the Nomination Committee.

On June 15, 2015, we received a letter from Dr. Stephen D. Fantone, Director of the Company and Chair of the Nominating Committee, asking for references and background information for Mr. Limberger.

On June 15, 2015, we sent an email to Mr. Fantone acknowledging his email and reminding him that Mr. Limberger’s CV was already sent 11 days ago to the Chairman of the Board (Dr. Wirth).

On June 17, 2015, we met with Dr. Wirth in Hamburg, Germany to discuss the market, technology and the Company’s roadmap, in addition to discussing Mr. Limberger’s qualifications to serve on the Board and other potential nominees that could add value. We received a tour through the facility with members of the local management team and Dr. Wirth.

On June 18, 2015, we sent an email to Dr. Wirth to thank him for the reception in Hamburg and to suggest a face-to-face meeting between Mr. Fantone, Mr. Limberger and Mr. Schimanko in New York between June 25th and 29th. Dr. Wirth confirmed on the same day through email that he sent Mr. Limberger and Mr. Schimanko’s availability to Mr. Fantone.

On June 20, 2015, we sent a letter to the Nomination Committee with the information requested by Mr. Fantone on June 15th.

On June 20, 2015, we sent an email to Dr. Wirth, informing him of the letter sent to the Nomination Committee.

On June 22, 2015, Mr. Fantone acknowledged receipt of the documents we sent on June 20th and indicated that he had distributed them to the Nomination Committee.

On June 23, 2015, we sent a second letter to the Nomination Committee with additional information regarding a reference for Mr. Limberger and another nominee.

On June 23, 2015, Mr. Limberger received a call from Dr. Wirth asking if we were acting as a “Trojan horse” for a strategic investor/competitor. In addition, Dr. Wirth again acknowledged the slow process.

On June 24, 2015, we responded by email to Dr. Wirth’s “trojan horse” concern and definitively confirmed that we had no ownership interest or relation to any of the Company’s competitors. We again expressed the willingness to work with the company to support of its development and reinforce its market position.

On June 24, 2015 and June 25, 2015, Mr. Limberger and Mr. Schimanko separately called Dr. Wirth and Mr. Fantone five times to confirm the meeting previously requested by us with Mr. Fantone. Mr. Fantone did not return any of the calls.

On June 27, 2015, we received a letter from Mr. Fantone asking again for the information we already provided on June 20th.

On June 30, 2015, we had a telephone conversation with Dr. Wirth regarding the letter sent by Mr. Fantone on June 27th. On the same day, Dr. Wirth replied to a previous email acknowledging the slow process.

On July 1, 2015, we sent an email to Dr. Wirth expressing our frustration with the Board’s lack of responsiveness.

On July 9, 2015, we sent a letter to the Nomination Committee requesting an update on the process. We once again included all previously requested information and reiterated the completeness of our previous responses.

On July 11, 2015, Dr. Wirth sent an article copied from the Optics.org webpage.

On July 20, 2015, we requested a confirmation of the July 9th letter we sent to the Company, as well as a status update. We again asked the Board for a conference call.

On July 21, 2015, we received a letter from Mr. Fantone confirming receipt of the letter and again asking for additional information in connection with our nominees.

On July 21, 2015, we sent an email to Dr. Wirth confirming the follow-up meeting in Hamburg on July 28th. Dr. Wirth positively responded to this.

On July 23, 2015, we received an email from Dr. Wirth informing us that the “entire Board” cancelled the meeting and rescheduled a call on July 28th.

On July 24, 2015, we sent an email to Dr. Wirth reassuring that nothing negative was said against the company or one of the Board members, but we expressed a certain level of frustration on the nomination process lead by Mr. Fantone.

On August 6, 2015, we sent a letter to Dr. Wirth requesting information about a roadshow undertaken in July by the Company’s new CEO and its CFO. We inquired with respect to both the content of the presentations, as well as statements made by the executives. We expressed disappointment that SilverArrow, as one of the largest shareholders, was not invited to participate, especially in light of our repeated attempts to engage in a constructive dialogue with the Board and management team. We also noted that the roadshow appeared to have occurred during a blackout period.

On August 11, 2015, we received a letter from Dr. Wirth acknowledging that the Company had met with selected shareholders and stating that management was cognizant that the Company was in a blackout period.

On August 13, 2015, we sent an email and a letter to Dr. Wirth reiterating the disappointment of not receiving adequate feedback in connection with our request on August 6th. We also indicated that the roadshow “may have triggered the sharp fall in share value”. We pointed out that the response of Mr. Merk using the term “roadshow” was logged into the transcript of the August 6th Earnings Call. Mr. Merk also confirmed that the roadshow was held in a “quiet period”. Mr. Merk added in the August 6th Earnings Call that “from my side it was a little bit more on the details (referring to the question if confidential information was given) because we are seeing experts here”. This logged statement was clearly contradicting the letter sent by the Dr. Wirth on August 11th, indicating that the roadshow was a standard presentation involving only public information.

On August 24, 2015, we received a letter from Dr. Wirth explaining that there was no correlation between the roadshow and sudden decline of share price throughout July.

On September 17, 2015, we sent a letter to Mr. Fantone reiterating the completeness of our responses since June 2015 to the information requested by the Company. In addition, we requested full information relating to the ongoing accounting fraud allegations against Mr. Smoke, the chair of the Audit Committee.

On September 18, 2015, we called Dr. Wirth to suggest a meeting between Dr. Wirth, Mr. Reins and the representatives of SilverArrow. Dr. Wirth did not respond to our request.

On September 25, 2015, we called Dr. Wirth to explain that we were preparing to publicly announce our serious concerns with the Company.

On September 28, 2015, Mr. Schimanko received a text message from Dr. Wirth promising that Mr. Fantone will contact him shortly.

On September 29, 2015 we received an email from Mr. Fantone indicating he was out of the office. Mr. Fantone attached a letter from the Company asking for further clarifications and additional information on the nominees.

On October 8, 2015, we publicly announced our intention to nominate three directors at the Annual Meeting. In the press release, we also discussed our strong belief that the inherent value of the Company is far in excess of its stock price and our serious doubts regarding management’s ability to realize this value. In the press release, we announced our intent to commence a solicitation of stockholders of the Company due to our concerns, in addition to what we believe was the near-indifference on the part of management and the Board to our concerns and the apparent failure by the Board to act on our requests to improve its governance policies. On the same day, we amended our Schedule 13D with updated disclosure of our Rofin ownership.

On October 9, 2015, the Company issued a press release with a brief response to our press release on October 8th.

On October 9, 2015, we sent a letter to Mr. Fantone which clarified that “Mr. Wirth has asked us to contact you directly with urgency.”

On October 28, 2015, we issued a press release asking the Company for transparency on reported numbers to allow investors to properly understand and evaluate the Company’s performance and progress.

On November 11, 2015, we asked Mr. Fantone for the possibility to schedule a meeting in New York.

On November 14, 2015 we received an email from Mr. Fantone that the meeting needed to take place in Boston, without regard for our previously scheduled travel to the US.

On November 17, 2015, Mr. Fantone announced that his investment banker, his legal counsel and his proxy solicitor would accompany him to our meeting. We responded with our assertion that the intention of the face-to-face meeting with a member of the Board was to work constructively towards a settlement. We questioned the rationale of having such attendees (rather than multiple Board members), but did not receive an answer from Mr. Fantone.

On November 18, 2015, we met with Mr. Fantone, the Company’s outside counsel, investment banker and proxy solicitor. Mr. Fantone, when asked to address several of our key concerns, could not directly respond, and most of the questions were addressed by the Company’s outside representatives.

On November 25, 2015, Mr. Fantone responded and indicated that he would revert back on next steps in early December and asked for, among other information, additional references for Mr. Jordan Kovler and Mr. Gebhard Rainer (two of our proposed nominees). Mr. Fantone also expressed disappointment that it took five days to provide the information he requested in our November 18th meeting.

On November 27, 2015, we provided the additional references requested by Mr. Fantone and explained the rationale for the short delay.

On November 28, 2015, Mr. Fantone responded by email, expressing disappointment in the tone of our email and addressing some of our earlier questions, while again asking for additional information. Mr. Fantone also indicated his belief that a telephone conversation would be best to move forward in the near future.

On December 8, 2015, Mr. Fantone spoke with Mr. Kovler to inform him that the Nomination Committee had begun their review of our nominees and would be contacting our references. Mr. Fantone also indicated that the Board would be announcing shortly that a new independent director would be added to the Board and expressed his view that we would likely be pleased with this addition. Mr. Kovler noted that from his previous experience as a proxy solicitor, Mr. Fantone should be aware that such a decision, rather than a demonstration of positive corporate governance and a true desire of the Board to improve its composition, could be viewed by investors as a defense tactic of the Board in response to our potential proxy contest.

On December 8, 2015, the Company announced that Jenifer Bunis had been appointed to serve as a director of the Company. Ms. Bunis’ term on the Board of Directors would expire at the Company’s annual meeting of stockholders to be held in calendar year 2018.

On December 11, 2015, we issued a press release commenting on our disappointment of Ms. Bunis’ appointment to the Board of Directors, her relationship with certain Board members and her lack of relevant experience that would qualify her for a seat on the Board.

On December 24, 2015, Mr. Fantone called Mr. Kovler to arrange a meeting to discuss a settlement.

On December 24, 2015, we delivered an email to Mr. Fantone with proposed dates for settlement discussions but also requesting a settlement framework in writing. We offered various meeting places, but due to our previously scheduled meetings, could not accommodate Mr. Fantone’s request for a meeting in Boston.

On December 25, 2015, we received an email from Mr. Fantone indicating that he would respond on December 28th with a full response on our request.

On December 28, 2015, Mr. Fantone emailed us proposing settlement discussions at a time he knew was not feasible for Mr. Limberger and Mr. Kovler, since we previously indicated our availability.

On December 29, 2015, we responded by email requesting a written settlement proposal from the Board in order to ensure any in-person meeting would be productive. We added that our schedule was still open for a meeting in the US on the west coast, as well as London and Dubai in the first two weeks of January.

On December 30, 2015, Mr. Fantone responded that he would submit a written proposal.

On December 31, 2015, Mr. Fantone emailed us a settlement offer. Mr. Fantone proposed adding Mr. Gebhard Rainer to the Board in return for our agreement to vote for the remainder of management’s slate. We believe that Mr. Fantone threatened to release alleged sensitive information about Mr. Limberger and Mr. Kovler in the proxy contest.

On January 4, 2016, we emailed Mr. Fantone with our response, in which we reaffirmed our desire to add three new highly qualified directors to the Board at the Annual Meeting, as well as to include our governance proposal that would benefit all shareholders. With respect to what we believed to be the vague and threatening assertions made by Mr. Fantone in his settlement offer, we also noted that there were no legal issues with respect to any of our nominees.

On January 5, 2016, the Board published an open letter to stockholders.

On January 12, 2016, we submitted to the Company a formal notice of our intent to nominate our nominees for election to the Board at the Annual Meeting and to present shareholder proposals asking the Board to i) allow stockholders to call a Special meetings, ii) allow stockholders to act by written consent, iii) declassify the Board, iv) reduce supermajority voting provisions and v) adopt majority voting in uncontested director elections. On the same day, we filed a preliminary proxy statement and issued a press release announcing the nomination of our nominees and the submission of our stockholder proposals.

On January 14, 2016, the Board issued a press release commenting on our slate of nominees.

On January 19, 2016, the Company filed its preliminary proxy statement. On the same day, the Board announced its intention to amend the Company’s By-laws to implement a majority-voting standard in uncontested elections of directors.

On January 20, 2016, we issued a press release responding to the Board’s comments on our slate of nominees.

On February 3, 2016, the Board amended the Company’s bylaws and adopted majority voting in uncontested director elections. The Company also removed a provision that prohibited directors from being re-elected to the Board once the age of 70 is reached. It should be noted that in the three previous instances that a director reached 70, the Board had amended its bylaws to exclude such director from the provision. It should also be noted that two of the incumbent directors up for election at the Annual Meeting have reached the retirement age.

On February 4, 2016, we issued a press release commenting on the Company’s financial results for the first quarter of fiscal year 2016.

On February 9, 2016, the Company filed Amendment No. 1 to its preliminary proxy statement.

On February 12, 2016, we filed Amendment No. 1 to our preliminary proxy statement.

On February 16, 2016, the Company filed Amendment No. 2 to its preliminary proxy statement.

On February 17, 2016, the Company filed its definitive proxy statement on Schedule 14A in respect of the Annual Meeting. The Board in the proxy materials indicated that it has determined to nominate the three current directors for re-election. On the same day, the Company issued an open letter to stockholders.

On February 22, 2016, we filed Amendment No. 2 to our preliminary proxy statement.

PROPOSAL NO. 1
ELECTION OF THE NOMINEES TO THE BOARD

The Board of Directors is currently composed of eight directors. Under the Company’s By-laws in a contested election, such as this, all directors are elected by a plurality of the votes cast at annual meetings of stockholders. The Board of Directors is divided into three classes, designated Class I, Class II and Class III. In accordance with this classification, three members of the Board are to be elected at this Annual Meeting. Each director is elected for a three-year term and will hold office until the annual meeting for the year in which his term expires and until his successor shall be elected and shall qualify.

Each of our nominees has consented to serve a three-year term, or until his or her successor is duly elected and qualified. If any of them should become unavailable to serve as a director, we may designate a substitute nominee. In that case, the persons named as proxies on the enclosed GREEN proxy card will vote for the substitute nominee designated by us. Our nominees are committed to acting in the best interest of Rofin’s stockholders and will pursue their efforts diligently and promptly.

Background of the Nominees

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for at least the past five years of each of the nominees. Each of our nominees has consented to serve as a director of the Company and to be named in this proxy statement as a nominee. None of the entities referenced below is a parent or subsidiary of the Company.

Name	Age	Present Principal Occupation and Employment History
Thomas Limberger Business Address: SilverArrow Capital Advisors LLP 3 More London Riverside 1st Floor London SE1 2RE United Kingdom	48
Mr. Limberger has served as the founder and Chief Executive Officer of SilverArrow Capital since January 2012. From 2007 until August 2011, Mr. Limberger served as Chairman and Chief Executive Officer of vonRoll Holding AG, a Swiss industrial company that focuses on products and systems for power generation, transmission and distribution. From 2005 until 2007, Mr. Limberger served as Chief Executive Officer and Vice Chairman of OC Oerlikon Management AG, an industrial group specializing in machine and plant engineering. Mr. Limberger led the Corporate Business Development Department at GE from Jan. 2001 and served as Chief Executive Officer of Central European operations for General Electric International Inc. from 2002 to 2005. From 1995 to 2001, Mr. Limberger served in various positions, including the Vice President Business Development EMEA, of Fresenius Medical Care AG.

Gebhard Rainer Business Address: Coach Inc. 516 West 34th Street New York, New York, 10001	53
Mr. Rainer joined Coach as President and Chief Operating Officer in September 2014. Mr. Rainer joined Coach from Hyatt Hotels Corporation, where he most recently held the position of Executive Vice President and Chief Financial Officer. Previously, Mr. Rainer served as Managing Director for Hyatt International Europe, Africa and Middle East (EAME) LLC from January 2007 to August 2012 overseeing all aspects of the company’s business in the region. Mr. Rainer has more than 30 years of experience in progressively more senior operating and finance roles, and has extensive international experience, having lived in the Caribbean, the Middle East, Eastern Europe, Western Europe, and the United States.

Name	Age	Present Principal Occupation and Employment History
Jordan Kovler Business Address: 100 West 12th Street Apt. 2R New York, NY 10011	36
Mr. Kovler is the founder, President and Chief Executive Officer of KOV Ventures, Inc. since October 2015. Prior to founding KOV Ventures, Inc., from 2003 to October 2015, Mr. Kovler served in various positions, including as Senior Vice President and a member of the Executive Committee, at D.F. King & Co., Inc., a full service proxy solicitation firm. Mr. Kovler currently serves as a director of several private companies.

Other Information About Us and Our Nominees

The nominees will not receive any compensation from us for their services as directors of the Company. Other than as stated herein, there are no arrangements or understandings between the other participants and any of the nominees or any other person or persons pursuant to which the nominations described herein are to be made, other than the consent by each of the nominees to be named in this proxy statement and to serve as a director of Rofin if elected as such at the Annual Meeting. None of the nominees is a party adverse to Rofin or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings.

Substitute Nominees

We expect that the nominees will be able to stand for election. In the event that any nominee is unable to serve or, for good cause, will not serve, we may seek to replace such nominee with a substitute nominee to the extent substitution is permissible under the Company’s By-laws. In the case that we are permitted to substitute a nominee, we will file and deliver supplemental proxy materials, including a revised proxy card, disclosing the information relating to any substitute nominee that is required to be disclosed in solicitations for proxies for election of directors pursuant to Section 14 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Only in such case will the shares represented by the enclosed GREEN proxy card be voted for substitute nominees. In addition, we reserve the right to challenge any action by Rofin that has, or if consummated would have, the effect of disqualifying the nominees. We reserve the right to nominate additional persons, to the extent this is not prohibited under the Company’s By-laws or applicable law, if Rofin increases the size of the Board above its existing size or increases the number of directors whose terms expire at the Annual Meeting. Any such additional nominations made by us will not prejudice our position that any attempt to increase the size of the current Board or to reconstitute or reconfigure the classes of the Board constitutes an unlawful manipulation of the Company’s corporate machinery.

Independence

If elected as a director of the Company, each of our nominees, in our view, would be an “independent director” within the meaning of applicable NASDAQ listing standards and “independent” under SEC rules relating to audit committee membership.

An “independent director,” as defined by Rule 5605(a)(2) of the NASDAQ Stock Market rules is “a person other than an executive officer or employee of the company or any other individual having a relationship which, in the opinion of the company’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.” Additionally:

•	The nominees are not, and have not been at any time during the past three years, employed by the Company.
•	None of the nominees or their family members (as such term is defined by NASDAQ Stock Market Rule 5605(a)(2)) has accepted any payments from the Company in excess of $120,000 during any period of 12 consecutive months within the past three years.
•	None of the nominees or their family members is, or has been, at any time in the past three years, employed by the Company as an executive officer.
•	None of the nominees or their family members is or has been a partner in, or a controlling stockholder or an executive officer of, any organization to which the Company made, or from which the Company received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenues for that year, or $200,000, whichever is more.

•	None of the nominees or their family members is, or has been, employed as executive officers of any entity where at any time during the past three years any of the executive officers of the Company have served on the compensation committee of such entity.
•	None of the nominees or their family members is, or has been, partners or employees of the Company’s outside auditor who worked on the Company’s audit at any time during the past three years.

Section 10A of the Exchange Act, specifies that each member of an audit committee shall be “independent”. In order to be considered independent for serving on the audit committee of the board for purposes of Section 10A, the members of the audit committee may not, other than in their capacity as a member of the audit committee, the board or any other committee of the board, (i) accept any consulting, advisory or other compensatory fee from the company or (ii) be an affiliated person of the company or any subsidiary thereof. Accordingly, for the reasons stated above, we believe that each of our nominees, if they are elected to the Board and nominated to the audit committee, will clearly satisfy the audit committee independence standards under Section 10A of the Exchange Act following their election to the Board.

Our nominees understand that, if elected as directors of Rofin, each of them will have an obligation under Delaware law to discharge their respective duties as a director in good faith, consistent with their respective fiduciary duties to Rofin and its stockholders.

There can be no assurance that the actions our nominees intend to take as described above will be implemented if they are elected or that the election of our nominees will improve the company’s business or otherwise enhance stockholder value.

WE STRONGLY RECOMMEND THAT YOU VOTE
“FOR” THE ELECTION OF OUR NOMINEES TO THE BOARD.

PROPOSAL NO. 2
ADVISORY VOTE TO DECLASSIFY THE BOARD OF DIRECTORS

As discussed above, the Board of Directors is divided into three classes, designated Class I, Class II and Class III. As result of this classification, only approximately one third of the Board will stand for re-election by the Company’s stockholders at each annual meeting and, once elected, directors serve for three year terms.

We believe accountability of the Board of Directors to the Company’s stockholders is of paramount importance. We hope to eliminate the Company’s classified board. If the Board is declassified, stockholders might have the opportunity to register their views at each annual meeting — on the performance of the Board as a whole and of each director as an individual. We believe that such annual accountability will serve to keep directors closely focused on the performance of top executives and on increasing stockholder value. We also believe that corporate governance procedures and practices, and the level of accountability they impose, are closely related to financial performance. It is intuitive that when directors are accountable for their actions, they perform better. A classified board has been found to be an entrenching mechanism that is negatively correlated with company performance according to “What Matters in Corporate Governance?” by Lucian Bebchuk, Alma Cohen and Allen Ferrell of Harvard Law School. We also believe that stockholders are willing to pay a premium for corporations with excellent corporate governance.

Although a declassified board would permit a third party to seize control of the Board in a single election, we believe the benefits of sound corporate governance outweigh the classified board’s value as a takeover defense.

We believe evidence shows that the trend in corporate governance is moving toward declassified boards for large and small companies alike. Stockholder proposals urging annual elections of all directors received, on average, greater than 79% of the vote in each of the past two years. In addition, numerous large- and small-cap companies have voluntarily declassified their boards in recent years. These include such respected companies as: Carmax, Inc., Chipotle Mexican Grill, Inc., Hertz Global Holdings, Inc. and Hess Corporation.

We believe the Company should be a leader in corporate governance policy. If the Company were to take the steps necessary to declassify the Board of Directors, it would be a strong statement that this Company is committed to good corporate governance.

On January 12, 2016, we submitted to the Company a formal notice that, among other things, presented a shareholder proposal asking the Board to declassify the Board. We have since removed our stockholder proposal from our proxy materials because the Board has introduced this substantially similar proposal at the Annual Meeting.

After reviewing the proposals in our preliminary proxy statement, the Board has propounded a proposal similar to ours. In its proxy statement, the Board has indicated that if a majority of votes cast are in favor of this proposal, at the 2017 Annual Meeting of Stockholders, the Board will present to the Company’s stockholders amendments to the Certificate of Incorporation and the By-laws to repeal the classified Board. The vote of the Company’s stockholders at the 2017 Annual Meeting of Stockholders would be subject to the voting standards in the Company’s then-existing Certificate of Incorporation and By-laws, which as of now, would be the affirmative vote of the holders of at least 80% of the voting power of all shares of the Company’s capital stock. If such proposal receives the requisite number of votes to effect such action at the 2017 Annual Meeting of Stockholders, declassification of the Board would be phased in commencing with the 2018 Annual Meeting of Stockholders, and would result in the majority of the Board being up for election at the 2019 Annual Meeting of Stockholders, and the Board being fully declassified (and all directors standing for annual elections) commencing at the 2020 Annual Meeting of Stockholders.

The vote sought by this proposal is advisory and is not binding on the Board. However, our nominees, if elected, will support declassification of the Board of Directors.

WE STRONGLY RECOMMEND THAT YOU VOTE
“FOR” OUR PROPOSAL ON THE ADVISORY VOTE TO DECLASSIFY THE BOARD OF DIRECTORS.

PROPOSAL NO. 3
ADVISORY VOTE TO REDUCE SUPERMAJORITY VOTING PROVISIONS

Currently, the Certificate of Incorporation requires the affirmative vote of the holders of at least 80% of the voting power of all then-outstanding shares of the Company’s capital stock: (i) for the stockholders to adopt, amend or repeal any provision of the By-laws; (ii) to remove, for cause, a director or the entire Board; and (iii) to amend or repeal provisions in the Certificate of Incorporation relating to (a) preferred stock, (b) amendments to the By-laws, (c) the classified structure of the Board, (d) the requirement and procedures for a stockholder to provide advance notice to the Company of nominations of directors, (e) the stockholders’ ability to remove, for cause, a director or the entire Board, with the affirmative vote of the holders of at least 80% of the voting power of all then-outstanding shares of the Company’s capital stock, (f) the stockholders’ ability to take action by written consent in lieu of a meeting of stockholders only with the consent of the holders of 100% of the outstanding shares of the Company’s capital stock, and (g) the calling of special meetings of stockholders (collectively, the “Supermajority Voting Provisions”). The By-laws require the affirmative vote of the holders of at least 80% of the voting power of all then-outstanding shares of the Company’s capital stock for stockholders to adopt, amend or repeal any provision of the By-laws.

We believe the Supermajority Voting Provisions unreasonably impair stockholder rights to effect change in the Company’s governance and limits the Board’s accountability to its stockholders. Currently a relatively small minority can frustrate the will of a 79%- stockholder majority. Additionally, several of the Supermajority Voting Provisions have been found to be entrenching mechanisms that are negatively related to company performance according to “What Matters in Corporate Governance” by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School.

We believe that Supermajority Voting Provisions are not in the interests of stockholders, who should instead be able to take the actions identified above by simple majority vote. The elimination of the Supermajority Voting Provisions can potentially increase stockholders’ role in the Company. Accordingly, we strongly recommend you vote for the elimination of Supermajority Voting Provisions. Similar proposals won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy’s. Although the Supermajority Voting Provisions may serve as a deterrent to hostile takeovers, we believe the benefits of sound corporate governance outweigh their value as takeover defenses.

On January 12, 2016, we submitted to the Company a formal notice that, among other things, presented a shareholder proposal asking the Board to reduce the Supermajority Voting Provisions. We have since removed our stockholder proposal from our proxy materials because the Board has introduced this substantially similar proposal at the Annual Meeting.

This is an advisory vote and not a vote on an amendment to the Certificate of Incorporation or By-laws. After reviewing the proposals in our preliminary proxy statement, the Board has propounded a proposal similar to ours. In its proxy statement, the Board has indicated that if a majority of votes cast are in favor of this Proposal No. 3, at the 2017 Annual Meeting of Stockholders, the Board will present to the Company’s stockholders amendments to the Certificate of Incorporation and the By-laws to eliminate any Supermajority Voting Provision in the Certificate of Incorporation and the By-laws. The vote of the Company’s stockholders at the 2017 Annual Meeting would be subject to the voting standards in the Company’s then-existing Certificate of Incorporation and By-laws, which as of now, would be the affirmative vote of the holders of at least 80% of the voting power of all shares of the Company’s capital stock. Our nominees, if elected, will support reducing the supermajority provisions in the Certificate of Incorporation and By-laws.

WE STRONGLY RECOMMEND THAT YOU VOTE
“FOR” THE PROPOSAL ON THE ADVISORY VOTE TO ELIMINATE
SUPERMAJORITY VOTING PROVISIONS.

PROPOSAL NO. 4
ADVISORY VOTE TO PERMIT STOCKHOLDERS OWNING 15% OF
OUTSTANDING SHARES TO CALL A SPECIAL MEETING

Under the Company’s By-laws, a special meeting of stockholders may be called by only a majority of the members of the Board or by the Chairman of the Board. We believe that good corporate governance practices would provide stockholders holding a significant economic stake in the Company an opportunity to call a special meeting of the stockholders because a special meeting can and should be available to stockholders as a forum for directly addressing corporate governance and other important matters relating to their investment in the Company.

With the ability to call special meetings, stockholders can force potential votes of stockholder proposals outside annual meetings and may be able to exercise greater control over the governance of the Company. Although the Board has the power to initiate the process of amending the Certificate of Incorporation and By-laws, the Board has refused to make any progress toward the substance sought by this proposal. Accordingly, we have submitted the following proposal for stockholder approval at the Annual Meeting.

RESOLVED, That the stockholders of Rofin-Sinar Technologies Inc. urge the Board of Directors to take all necessary steps, including the amendment of the Certificate of Incorporation and By-laws, to permit stockholders holding 15% or more of the outstanding shares of common stock to call a special meeting of the stockholders.

The vote sought by this proposal is advisory and is not binding on the Board. However, our nominees, if elected, will support the ability of stockholders holding 15% or more of the outstanding shares of Common Stock to call a special meeting of the stockholders.

WE STRONGLY RECOMMEND THAT YOU VOTE “FOR”
OUR PROPOSAL TO PERMIT STOCKHOLDERS OWNING 15% OF
OUTSTANDING SHARES TO CALL A SPECIAL MEETING.

PROPOSAL NO. 5
ADVISORY VOTE TO PERMIT
STOCKHOLDERS TO ACT BY WRITTEN CONSENT

Pursuant to the Certificate of Incorporation, stockholders may act by written consent in lieu of a meeting of stockholders only with the consent of the holders of 100% of the outstanding shares of the Company.

We believe that the Company should undertake such steps as may be necessary to permit written consent by stockholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all stockholders entitled to vote thereon were present and voting. This policy of written consent is consistent with giving stockholders the fullest power to act by written consent in accordance the Delaware General Corporation Law. If this proposal passes and is fully implemented by the Board, we believe these resolutions would empower stockholders by giving them the ability to effect change at the Company without being forced to wait until an annual stockholder meeting. Stockholders could replace a director for cause using action by written consent. Stockholder action by written consent could save the Company the cost of holding a physical meeting between annual meetings. Accordingly, we have submitted the following proposal for stockholder approval at the Annual Meeting.

RESOLVED, That the stockholders of Rofin-Sinar Technologies Inc. urge the Board of Directors to take all necessary steps, including the amendment of the By-laws, to permit written consent by stockholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all stockholders entitled to vote thereon were present and voting.

The vote sought by this proposal is advisory and is not binding on the Board. Our nominees, if elected, will support stockholders’ ability to act by written consent.

WE STRONGLY RECOMMEND THAT YOU VOTE
“FOR” OUR PROPOSAL TO PERMIT
STOCKHOLDERS TO ACT BY WRITTEN CONSENT.

PROPOSAL NO. 6
RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee of the Board of Directors has appointed Deloitte & Touche LLP as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2016. We make no recommendation on how to vote with respect to ratifying the appointment of Deloitte & Touche LLP as the Company’s independent registered public accounting firm. If you do not indicate on your GREEN proxy card how you wish to vote your shares with respect to Proposal No. 6, the persons named as proxies will mark “ABSTAIN” on the proxy card with respect to your shares on Proposal No. 6.

WE DO NOT OBJECT TO THE RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING SEPTEMBER 30, 2016.

PROPOSAL NO. 7
VOTE ON AN ADVISORY RESOLUTION APPROVING
EXECUTIVE COMPENSATION

The Board of Directors has included a non-binding advisory vote to approve the Company’s executive compensation (also referred to as a “say on pay vote”). We make no recommendation on how to vote with respect to approval of the Company’s executive compensation. If you do not indicate on your GREEN proxy card how you wish to vote your shares with respect to Proposal No. 7, the persons named as proxies will mark “ABSTAIN” on the proxy card with respect to your shares on Proposal No. 7.

WE DO NOT OBJECT TO THE APPROVAL OF THE
COMPANY’S EXECUTIVE COMPENSATION.

OTHER MATTERS

We are not aware of any other proposals to be brought before the Annual Meeting. However, we intend to bring before the Annual Meeting such business as may be appropriate, including, without limitation, nominating additional persons for directorships, or making other proposals as may be appropriate to address any action of the Board not publicly disclosed prior to the date of this proxy statement. Should other proposals be brought before the Annual Meeting, the persons named as proxies in the enclosed GREEN proxy card will vote on such matters in their discretion.

VOTING AND PROXY PROCEDURES

Only stockholders of record on the record date will be entitled to receive notice of and to vote at the Annual Meeting. Each share of Common Stock is entitled to one vote. Stockholders who sell shares before the record date (or acquire them without voting rights after the record date) may not vote such shares. Stockholders of record on the record date will retain their voting rights in connection with the Annual Meeting even if they sell such shares after the record date. Based on publicly available information, we believe that the only outstanding class of the Company’s securities entitled to vote at the Annual Meeting is the Common Stock.

Shares represented by properly executed GREEN proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the proposal to elect our nominees to the Board and FOR Proposals No. 2 through 5 and, except as discussed below, in the discretion of the persons named as proxies, on all other matters as may properly come before the Annual Meeting. We make no recommendation with respect to Proposal No. 6, ratification of Deloitte & Touche LLP as the Company’s independent registered public accounting firm, and with respect to Proposal No. 7, approval of the Company’s executive compensation. If you do not specify instructions for Proposals No. 6 and 7, the persons named as proxies will mark ABSTAIN on the proxy card with respect to your shares on Proposals No. 6 and 7.

We are asking you to elect our nominees to the Board. We intend to vote all of our shares in favor of the election of our nominees.

Who is entitled to vote?

Only stockholders of record at the close of business on the record date, January 22, 2016, are entitled to vote the shares of Common Stock that they held on that date at the meeting, or any postponement or adjournment of the meeting. Each outstanding share of Common Stock entitles its holder to cast one vote on each matter to be voted upon. Stockholders do not have cumulative voting rights. If you own Rofin shares in your own name, you are considered, with respect to those shares, the “stockholder of record.” If your shares are held in a stock brokerage account or by a bank, trust company or other nominee, you are considered the beneficial owner of shares held in “street name.”

Who can attend the meeting?

All stockholders as of the record date, or their duly appointed proxies, may attend the meeting. If you hold your shares in “street name” (that is, through a broker or other nominee), please consider bringing a copy of a brokerage statement reflecting your stock ownership as of the record date and check in at the registration desk at the meeting.

What constitutes a quorum?

The presence, either in person or by properly executed proxy, of the owners of one third of the outstanding shares of Common Stock entitled to vote at the Annual Meeting is necessary to constitute a quorum at the Annual Meeting and to permit action to be taken by the stockholders at such meeting. As of January 22, 2016, the record date, 28,507,403 shares of Common Stock were outstanding. Proxies received but marked as abstentions and broker non-votes will be included in the calculation of the number of shares considered present at the meeting.

How do I vote by proxy?

If you complete and properly sign the accompanying GREEN proxy card or the voting instruction form provided by your broker, bank, trust company or nominee and return it using the envelope provided, it will be voted as you direct.

What should I do with the proxy cards sent to me by the Board?

The Board in its proxy materials indicated that it has determined to nominate the three current directors for re-election. We strongly recommend that you disregard any proxy card that may be sent to you by the Board. Voting to “withhold” with respect to any of Board’s nominees on its proxy card is not the same as voting for our nominees, because a vote to “withhold” with respect to any of Board’s nominees on its proxy card will revoke any previous proxy submitted by you. If you have already voted using a proxy card sent to you by Board, you have every right to change it and we urge you to revoke that proxy by voting in favor of our nominees by using the enclosed GREEN proxy card. Only the latest validly executed proxy that you submit will be counted — any proxy may be revoked at any time prior to its exercise at the annual meeting by following the instructions under “Can I change my vote after I return my proxy card?”. If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, D.F. King & Co., Inc., toll free at (800) 967-7635 or directly at (212) 269-5550.

How do I vote at the meeting?

If you are a registered stockholder as of the record date and attend the meeting, you may deliver your completed GREEN proxy card in person. If you are a “street name” stockholder and you wish to vote at the meeting, you will need to obtain a legal proxy card from your broker, bank, trust company or nominee that holds your shares and present it to the inspector of elections with your ballot when you vote at the Annual Meeting.

Can I change my vote after I return my proxy card?

You have every right to change your vote. Only your latest dated proxy will count. You may revoke any proxy card already sent to the Company before it is voted at the meeting by delivering a signed and dated GREEN proxy card in the postage-paid envelope provided.

Can I vote by telephone or electronically?

No. If you are a registered stockholder, the Company has not instituted any mechanism for telephone or electronic voting. “Street name” stockholders, however, may be able to vote electronically through their broker bank, trust company or other nominee. If so, if your shares are held in street name, instructions regarding electronic voting will be provided by the broker, bank, trust company or other nominee as part of the package which includes this proxy statement.

What vote is required to approve each item?

Election of directors

The affirmative vote of a plurality of the votes cast at the meeting is required for the election of directors. A properly executed GREEN proxy card marked “WITHHOLD AUTHORITY” or “FOR ALL EXCEPT” with respect to the election of one or more directors will not be voted with respect to the director or directors indicated, although it will be counted for purposes of determining whether there is a quorum.

Other proposals

For each other proposal, the affirmative vote of the holders of a majority of the shares represented in person or by proxy at the meeting and entitled to vote on the proposal will be required for approval. A properly executed proxy card marked “ABSTAIN” with respect to any such matter will not be voted on such matter, although it will be counted for purposes of determining whether there is a quorum and in determining the number of shares necessary for approval of such matter. Accordingly, an abstention will have the effect of a negative vote.

For shares held in “street name” through a broker, bank, trust company or other nominee, the broker, bank, trust company or other nominee may not be permitted to exercise voting discretion with respect to some of the matters to be acted upon. Thus, if stockholders do not give their broker, bank, trust company or other nominee specific instructions, their shares may not be voted on those matters and will not be counted in determining the number of shares necessary for approval. Shares represented by such “broker non-votes” will, however, be counted in determining whether there is a quorum.

What does it mean if I receive more than one GREEN proxy card on or about the same time?

It generally means you hold shares registered in more than one account. In order to vote all of your shares, please sign and return each GREEN proxy card or, if you vote via the internet or telephone, vote once for each GREEN proxy card you receive. We will likely conduct multiple mailings prior to the Annual Meeting so that stockholders have our latest proxy information and materials to vote. We will send you a new GREEN proxy card with each mailing, regardless of whether you have previously voted. The latest-dated proxy you submit will be counted.

How can I obtain an additional GREEN proxy card or voting instruction form?

If you lose, misplace, or otherwise need to obtain a GREEN proxy card or voting instruction form, you may contact our proxy solicitor, D.F. King & Co., Inc., toll free at (800) 967-7635 or directly at (212) 269-5550.

Proxy Solicitation; Expenses

We and our nominees are soliciting proxies pursuant to this proxy statement. Executed proxies may be solicited in person, by mail, advertisement, telephone, telecopier, telegraph or email. Solicitations may be made by the participants, including our nominees, our employees and their affiliates, none of whom will receive additional compensation for such solicitations. Proxies will be solicited from individuals, brokers, banks, bank nominees and other institutional holders. We have requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares they hold of record. We will reimburse these record holders for their reasonable out-of-pocket expenses.

We have retained D.F. King & Co., Inc. to solicit proxies on our behalf in connection with the Annual Meeting. D.F. King & Co., Inc. will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. D.F. King & Co., Inc. will employ approximately 30 people in its efforts. We have agreed to reimburse D.F. King & Co., Inc. for its reasonable expenses and to pay to D.F. King & Co., Inc. a fee of up to $100,000. D.F. King & Co., Inc. will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws.

The entire expense of our proxy solicitation, including the reasonable expenses incurred by our nominees in connection with this solicitation, is being borne by us. If our nominees are elected to the Board, we will seek reimbursement of such expenses from the Company and will not submit such reimbursement to a vote of stockholders. In addition to the engagement of D.F. King & Co., Inc. described above, costs related to the solicitation of proxies include expenditures for printing, postage, legal and related expenses and are expected not to exceed $860,000, of which approximately $360,000 has been paid to date.

ADDITIONAL INFORMATION

Certain Information Concerning the Participants in this Solicitation

We and our nominees are participants in this solicitation. We are members of a “group”, for the purposes of Section 13(d)(3) of the Exchange Act, though not all members of that group are participants in this solicitation.

About the SilverArrow Entities

SilverArrow Capital Advisors LLP is an entity of SilverArrow Capital Group. SilverArrow Capital Group is a group of investment advice and private investment firms focusing on advisory and consultancy services in industrial growth sector investments, real estate and infrastructure projects.

SilverArrow Capital Group brings value to its private investors and partners by executing a proven activist investment strategies in industrial growth companies. SilverArrow Capital Group provides investors selected exposure to real estate through a focused range of investments tailored to their requirements. For further information please visit www.silverarrowcapital.com.

SilverArrow Capital Advisors LLP, a limited liability partnership registered in England & Wales under registration number OC379903 with its registered office at 3 More London Riverside, London SE1 2RE. A list of SilverArrow Capital Advisors LLP’s members is available on request. The registered office of SilverArrow Capital Holding Ltd. is 3 More London Riverside, London SE1 2RE, and the registered office of SAC Jupiter Holding Ltd. is Office 407, North Tower, Emirates Financial Towers, DIFC, P.O. Box 506953, Dubai, UAE.

As of the date hereof, the SilverArrow entities beneficially own 397,900 shares of Common Stock and has voting power over 2,781,734 of such shares.

About Pluto Fund Limited

The principal business address of Pluto Fund Limited is Trust House, 112 Bonadie Street, Kingstown, Saint Vincent and the Grenadines.

As of the date hereof, Pluto directly owns 265,450 shares of Common Stock. Pursuant to the Group Agreement described below, Pluto granted voting power with respect to such shares to Mr. Limberger.

About Our Nominees

As a result of Mr. Limberger’s control of the SilverArrow entities, Mr. Limberger may be deemed to beneficially own the 397,900 shares of Common Stock directly owned by SAC Jupiter Holding Ltd. In addition, as a result of the voting power granted to Mr. Limberger, as a director of SAC Jupiter Holding Ltd., pursuant to a certain Group Agreement described below, Mr. Limberger may be deemed to have sole voting power with respect to, and beneficially own, the 1,346,384 shares of Common Stock directly owned by Mr. Al Sayed, the 265,450 shares of Common Stock directly owned by Pluto, and the 772,000 shares of Common Stock directly owned by Mr. Kamel.

Mr. Kovler is the beneficial owner of 4,600 shares of Common Stock. Mr. Rainer is the beneficial owner of 2,000 shares of Common Stock.

About Mr. Schimanko

Mr. Schimanko has been a Member of the Advisory Board of the SilverArrow Capital Group since 2013; his principal business address is c/o Prime Capital Management AG, Zugerstrasse 76b, CH-6340 Baar, Switzerland. As a result of Mr. Schimanko’s control of the SilverArrow entities, Mr. Schimanko may be deemed to beneficially own the 397,900 shares of Common Stock directly owned by SAC Jupiter Holding Ltd.

About Mr. Al Sayed

Mr. Al Sayed is an individual and citizen of the Kingdom of Saudi Arabia. The principal business address of Mr. Al Sayed is Bin Homran Building 1st Floor, Room 106., P.O. Box 14552, 21434 Jeddah, Kingdom of Saudi Arabia, and his principal occupation is the Chairman of AlSayed Group, a conglomerate based in the Kingdom of Saudi Arabia. As of the date hereof, Mr. Al Sayed directly owned 1,346,384 shares of Common Stock. Pursuant to the Group Agreement described below, Mr. Al Sayed granted voting power with respect to such shares to Mr. Limberger, director of SAC Jupiter Holding Ltd.

About Mr. Kamel

Mr. Kamel is an individual and citizen of the Kingdom of Saudi Arabia. The principal business address of Mr. Kamel is Palestine St., Dallah Tower, 13th Floor, 21414 Jeddah, Kingdom of Saudi Arabia, and his principal occupation is the Chief Executive Officer of Dallah Al-Baraka Group, a conglomerate based in the Kingdom of Saudi Arabia. As of the date hereof, Mr. Kamel directly owned 772,000 shares of Common Stock. Pursuant to the Group Agreement described below, Mr. Kamel granted voting power with respect to such shares to Mr. Limberger, director of SAC Jupiter Holding Ltd.

Contracts and Arrangements

We entered into a Group Agreement, dated as of May 7, 2015 (the “Group Agreement”), pursuant to which each of Pluto Fund Limited and Messrs. Kamel, Al Sayed and Palomba (the “Non-Silver Arrow Parties”) agreed to promptly notify SAC Jupiter Holding Ltd. and Mr. Limberger of such Non-Silver Arrow Party’s purchase or sale of any shares of securities of the Company from the date of the Group Agreement until the termination of the Group Agreement. Any party to the Group Agreement may terminate its obligations under the Group Agreement on three business days’ prior written notice delivered to SAC Jupiter Holding Ltd. and Mr. Limberger. In addition, pursuant to the Group Agreement, each of the Non-Silver Arrow Parties appointed Mr. Limberger, director of SAC Jupiter Holding Ltd., as its proxy and attorney-in-fact to vote or execute written consents with respect to the securities directly or beneficially owned by such Non-SilverArrow Party, and to execute and file with the SEC any Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, any settlement agreement, or any amendments to any of the foregoing. Also pursuant to the Group Agreement, the Reporting Persons agreed that a group has been formed for the purposes of (i) engaging in discussions with the Company regarding its operating results, cost and capital allocation, opportunities to enhance stockholder value and corporate governance, (ii) taking all action necessary to achieve the foregoing and (iii) taking any other actions the group determines to undertake in connection with their respective investment in the Company. Under the Group Agreement, we agreed that any communication with the Company will be at the direction of SAC Jupiter Holding Ltd. and that the Non-SilverArrow Parties will not communicate with the Company on the group’s behalf without SAC Jupiter Holding Ltd.’s prior written consent.

Except as set forth in this proxy statement (including the schedules hereto), (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no participant in this solicitation or any of his or her or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his or her or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Annual Meeting. There are no material proceedings to which any participant in this solicitation or any of his, her or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. With respect to each of the participant in this solicitation, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past five years.

Other Matters

We anticipate that the Company’s proxy statement will contain information regarding (1) the security ownership of management and beneficial owners of more than 5% of Common Stock; (2) the committees of the Board of Directors, including the nominating, compensation and audit committees (and information about audit committee financial experts); (3) the meetings of the Board of Directors and all committees thereof; (4) the background and qualifications of the nominees of the Board of Directors; (5) the Company’s leadership structure and the Board’s oversight of risk management; (6) the compensation and remuneration paid and payable to the Company’s directors and management; (7) the attendance of members of the Board of Directors at the 2015 annual meeting of stockholders; (8) the Company’s policies and procedures for the review, approval or ratification of transactions with related persons; (9) the Company’s director nomination process; (10) the independence of the Company’s directors; (11) stockholder communication with the Board of Directors; and (12) the submission of stockholder proposals at Annual Meeting.

The information concerning Rofin contained in this Proxy Statement and Schedule II has been taken from, or is based upon, publicly available information. We have not independently verified the accuracy or completeness of such information.

WE URGE YOU TO SIGN, DATE AND RETURN THE GREEN PROXY CARD IN FAVOR OF THE
ELECTION OF OUR NOMINEES.

SCHEDULE I

TRANSACTIONS IN EACH CLASS OF SECURITIES OF ROFIN-SINAR TECHNOLOGIES INC.
DURING THE PAST TWO YEARS

EXCEPT AS OTHERWISE SPECIFIED, ALL PURCHASES AND SALES WERE
MADE IN THE OPEN MARKET

SAC Jupiter Holding Ltd.

Trade Date	Quantity	Price (USD)
2/5/2015	24,000	$24.85
2/5/2015	1,000	$24.80
2/5/2015	1,000	$24.81
2/6/2015	-73,205	$24.81
2/5/2015	123,205	$24.77
2/6/2015	30,000	$26.85
2/6/2015	1,500	$25.90
2/6/2015	130,000	$24.56
2/9/2015	48,686	$23.91
2/10/2015	2,414	$23.90
2/11/2015	19,400	$23.70
2/12/2015	10,000	$23.49
2/13/2015	3,250	$23.84
2/17/2015	-7,000	$24.12
2/17/2015	9,884	$23.97
2/18/2015	6,000	$23.85
2/20/2015	20,000	$23.95
3/4/2015	600	$23.96
3/18/2015	4,500	$26.75
4/6/2015	-1,500	$24.61
4/6/2015	-500	$24.64
4/6/2015	-54	$24.60
4/6/2015	-100	$24.65
4/6/2015	-500	$24.60
4/6/2015	-1,200	$24.69
4/7/2015	-20,000	$24.57
4/8/2015	-9,034	$28.82
4/9/2015	2,654	$24.60
4/21/2015	-4,000	$25.68
4/30/2015	6,000	$23.82
5/1/2015	500	$23.65
5/7/2015	100,000	$25.25
6/1/2015	-30,000	$28.75
9/16/2015	-5,000	$26.07
9/17/2015	-1,500	$26.53
9/23/2015	6,900	$25.20

Pluto Fund Limited*

Trade Date	Quantity	Price (USD)
2/20/2014	1,000	$22.72
2/21/2014	2,000	$22.75
2/21/2014	500	$22.60
2/24/2014	2,000	$22.83
2/26/2014	1,100	$22.87
2/28/2014	1,000	$22.88
3/4/2014	1,500	$23.38
3/5/2014	900	$24.11
3/12/2014	173	$23.45
3/12/2014	1,500	$23.70
3/17/2014	2,100	$23.07
3/31/2014	1,227	$24.18
4/3/2014	1,000	$24.30
4/7/2014	5,000	$24.22
4/7/2014	1,700	$24.60
4/8/2014	3,800	$23.48
4/14/2014	3,000	$23.07
4/15/2014	1,500	$22.65
4/16/2014	1,800	$22.38
4/25/2014	2,400	$23.11
4/29/2014	4,000	$22.47
5/2/2014	1,236	$21.85
5/15/2014	2,000	$22.87
6/4/2014	2,000	$22.40
7/1/2014	1,200	$23.47
11/18/2014	-3,636	$26.09
11/19/2014	-7,000	$26.88
11/24/2014	-4,000	$27.11
12/2/2014	-2,500	$27.27
12/9/2014	-1,000	$29.07
12/9/2014	-1,000	$29.20
12/9/2014	-1,000	$29.15
12/9/2014	-1,000	$29.10
12/9/2014	-1,000	$29.07
12/10/2014	-3,500	$28.95
12/11/2014	-3,000	$29.98
12/12/2014	-3,500	$29.63
12/12/2014	-2,000	$30.03
12/18/2014	-500	$28.73
12/22/2014	-250	$29.00
1/5/2015	-1,750	$29.15
1/15/2015	-1,773	$27.71
2/11/2015	500	$23.70
2/11/2015	500	$23.75
2/11/2015	100	$23.65
2/11/2015	500	$23.95
2/11/2015	273	$23.75
2/11/2015	500	$23.80
2/11/2015	500	$23.90
2/12/2015	500	$23.80

Trade Date	Quantity	Price (USD)
2/12/2015	500	$23.60
2/12/2015	500	$23.50
2/12/2015	500	$23.70
2/13/2015	500	$23.45
2/13/2015	500	$23.50
2/13/2015	100	$23.40
2/19/2015	500	$23.70
2/19/2015	500	$23.75
2/23/2015	132	$23.75
2/25/2015	500	$23.95
2/25/2015	500	$23.90
2/25/2015	3,000	$23.83
2/26/2015	500	$23.95
3/2/2015	500	$23.90
3/2/2015	500	$23.70
3/2/2015	500	$23.85
3/2/2015	500	$23.80
3/2/2015	500	$23.75
3/4/2015	500	$23.95
3/4/2015	500	$24.00
3/4/2015	500	$23.90
3/5/2015	1,000	$24.00
3/9/2015	500	$23.90
3/9/2015	500	$23.95
3/9/2015	500	$23.85
3/9/2015	500	$23.90
3/10/2015	500	$23.84
3/10/2015	500	$23.84
3/10/2015	500	$23.80
3/10/2015	400	$23.75
3/11/2015	500	$23.60
3/11/2015	500	$23.45
3/11/2015	500	$23.85
3/11/2015	500	$23.75
3/11/2015	500	$23.80
3/11/2015	500	$23.90
3/11/2015	500	$23.70
3/11/2015	500	$23.65
3/11/2015	500	$23.50
3/11/2015	500	$23.55
3/12/2015	500	$23.30
3/12/2015	100	$23.25
3/12/2015	500	$23.35
3/18/2015	200	$23.61
3/18/2015	200	$23.61
3/18/2015	400	$23.66
3/18/2015	400	$23.51
3/18/2015	400	$23.56
3/20/2015	1,201	$23.51
3/30/2015	500	$23.75

Trade Date	Quantity	Price (USD)
3/30/2015	500	$23.70
3/30/2015	500	$23.85
3/30/2015	500	$23.80
3/31/2015	-4,500	$26.75
4/8/2015	-500	$24.60
4/9/2015	-479	$24.80
4/9/2015	-1,000	$24.80
4/9/2015	-1,000	$25.00
4/9/2015	-1,000	$24.95
4/9/2015	-1,000	$24.90
4/9/2015	-1,000	$24.85
4/9/2015	-500	$24.75
4/9/2015	-500	$24.70
4/9/2015	-500	$24.65
4/10/2015	-500	$25.16
4/10/2015	-500	$25.20
4/10/2015	-500	$25.05
4/10/2015	-500	$25.10
4/13/2015	-1,000	$25.40
4/13/2015	-100	$25.45
4/13/2015	-500	$25.20
4/13/2015	-500	$25.30
4/13/2015	-500	$25.15
4/13/2015	-500	$25.25
4/13/2015	-1,000	$25.35
4/16/2015	-400	$25.40
4/16/2015	-400	$25.40
4/16/2015	-500	$25.40
4/16/2015	-1,000	$25.60
4/16/2015	-1,000	$25.55
4/16/2015	-1,000	$25.50
4/16/2015	-500	$25.45
4/16/2015	-1,000	$25.70
4/16/2015	-1,000	$25.65
4/17/2015	-600	$25.77
4/17/2015	-466	$25.90
4/17/2015	-500	$25.75
4/17/2015	-1,000	$25.80
4/17/2015	-1,000	$25.85
4/20/2015	-100	$25.75
4/20/2015	-500	$25.70
4/20/2015	-134	$25.37
4/22/2015	-500	$25.50
4/22/2015	-500	$25.45
4/22/2015	-500	$25.40
4/22/2015	-400	$25.05
4/22/2015	-500	$25.55
4/22/2015	-402	$25.80
4/22/2015	-1,000	$25.70
4/24/2015	-598	$25.02

Trade Date	Quantity	Price (USD)
5/5/2015	-2,654	$24.60
5/6/2015	45	$23.45
5/6/2015	500	$23.55
5/6/2015	500	$23.50
5/8/2015	-1,000	$26.69
5/8/2015	-1,445	$26.81
5/8/2015	-1,000	$26.80
5/12/2015	80,000	$25.00
5/12/2015	10,000	$25.00
5/26/2015	15,000	$28.95
6/2/2015	30,000	$28.75
6/2/2015	500	$28.05
6/8/2015	30,000	$28.65
6/10/2015	1,500	$25.00
6/16/2015	500	$27.90
6/16/2015	500	$28.05
6/16/2015	500	$28.00
6/16/2015	500	$27.95
6/16/2015	500	$27.85
6/16/2015	3,765	$28.04
6/22/2015	30,000	$28.20
6/22/2015	-120	$29.05
6/23/2015	-500	$29.05
6/23/2015	-100	$29.05
6/30/2015	500	$28.15
6/30/2015	500	$28.20
6/30/2015	500	$28.25
6/30/2015	500	$28.05
6/30/2015	500	$28.10
6/30/2015	200	$28.00
6/30/2015	500	$27.85
6/30/2015	500	$27.80
6/30/2015	500	$27.75
6/30/2015	500	$27.70
6/30/2015	500	$27.65
7/8/2015	5,000	$27.75
7/30/2015	500	$24.70
7/30/2015	500	$24.75
7/30/2015	500	$24.65
7/30/2015	500	$24.60
7/30/2015	500	$24.50
7/30/2015	500	$24.55
7/30/2015	-500	$25.25
7/30/2015	-500	$25.30
7/30/2015	-500	$25.40
8/7/2015	500	$23.80
8/7/2015	500	$23.70
8/7/2015	500	$23.60
8/13/2015	-500	$25.60
8/13/2015	-100	$25.70

Trade Date	Quantity	Price (USD)
8/17/2015	-500	$25.76
8/17/2015	-500	$25.75
8/18/2015	-500	$26.05
8/18/2015	-500	$25.95
8/18/2015	-500	$25.85
8/18/2015	-500	$26.30
8/18/2015	-500	$26.25
8/18/2015	-500	$26.15
8/25/2015	500	$24.20
8/25/2015	500	$24.30
8/26/2015	500	$23.95
9/15/2015	-500	$25.35
9/16/2015	10,000	$30.00
9/16/2015	-500	$25.45
9/16/2015	-500	$25.55
9/16/2015	-500	$25.65
9/17/2015	-500	$26.40
9/17/2015	-500	$26.10
9/17/2015	-500	$26.00
9/18/2015	-500	$26.45
9/18/2015	-500	$26.50
9/18/2015	-130	$26.60
9/24/2015	500	$24.53
9/24/2015	405	$24.75
9/24/2015	500	$24.56
9/24/2015	500	$24.50
9/25/2015	200	$24.40
10/22/2015	400	$27.15
10/22/2015	400	$27.10
10/22/2015	400	$27.20
10/22/2015	400	$27.35
10/22/2015	400	$27.30
10/23/2015	-400	$28.30
10/23/2015	-400	$28.25
10/23/2015	-400	$28.40
10/23/2015	-400	$28.35
10/28/2015	-500	$29.15
10/28/2015	-500	$29.18
10/28/2015	-500	$29.20
10/28/2015	-500	$29.25
10/28/2015	-500	$29.30
10/29/2015	10,000	$30.00
10/29/2015	-1,000	$29.75
10/29/2015	-1,000	$29.60
10/29/2015	-1,000	$29.50
10/29/2015	-1,000	$29.70
10/29/2015	-500	$29.35
10/29/2015	-500	$29.40
10/29/2015	-500	$29.45
11/3/2015	500	$28.80

Trade Date	Quantity	Price (USD)
11/10/2015	500	$29.50
11/10/2015	500	$29.40
11/12/2015	100	$29.50
11/12/2015	5,000	$29.81
11/12/2015	500	$28.40
11/12/2015	500	$28.50
11/12/2015	500	$28.19
11/12/2015	500	$27.80
11/12/2015	500	$28.00
11/12/2015	500	$28.60
11/12/2015	500	$28.10
11/12/2015	500	$28.90
11/12/2015	500	$28.80
11/12/2015	500	$28.70
11/12/2015	500	$28.30
11/13/2015	300	$26.80
11/13/2015	300	$27.10
11/13/2015	300	$26.75
11/13/2015	500	$27.77
11/13/2015	500	$27.50
11/13/2015	300	$27.00
11/13/2015	500	$27.70
11/13/2015	500	$27.60
11/13/2015	300	$26.85
11/13/2015	300	$26.95
11/13/2015	300	$26.90
11/24/2015	500	$28.61
11/24/2015	500	$27.79
12/14/2015	250	$25.85
12/14/2015	250	$26.00
12/14/2015	250	$25.90
12/14/2015	100	$25.80
12/14/2015	250	$25.95
1/7/2016	900	$24.86
1/8/2016	1,600	$24.75
1/8/2016	2,280	$24.57
1/11/2016	2,400	$25.11
1/12/2016	3,000	$23.88
1/14/2016	3,000	$23.26
1/20/2016	700	$22.75
2/2/2016	2,000	$23.75
2/4/2016	4,000	$22.66
2/5/2016	2,500	$20.51
2/11/2016	1,000	$19.73
2/17/2016	1,250	$20.90

* 100 Short Puts - Strike $25.00 expiring March 2016

* 100 Short Puts - Strike $22.50 expiring September 2016

* 50 Short Puts - Strike $22.50 expiring June 2016

* 100 Long Calls - Strike $25.00 expiring September 2016

Osama H. Al Sayed*

Trade Date	Quantity	Price (USD)
1/7/2016	-17,500	$24.91
12/31/2015	1,000	$26.95
12/31/2015	12,000	$26.78
12/31/2015	1,000	$27.10
12/31/2015	1,000	$26.90
11/11/2015	10,000	$29.84
11/11/2015	7,300	$29.76
11/3/2015	-5,000	$28.99
11/2/2015	-2,449	$28.90
11/2/2015	-9,851	$28.90
10/20/2015	5,000	$27.95
10/20/2015	5,000	$27.57
10/16/2015	5,000	$27.67
10/16/2015	5,000	$27.41
9/17/2015	-10,000	$26.50
9/17/2015	-17,500	$26.54
7/7/2015	5,000	$27.25
7/7/2015	7,500	$26.86
6/29/2015	10,000	$27.76
6/26/2015	10,000	$28.13
6/16/2015	8,500	$28.12
6/11/2015	15,000	$28.43
6/3/2015	-9,500	$28.90
6/1/2015	-2,203	$28.75
5/29/2015	12,000	$28.52
5/26/2015	-700	$28.07
5/26/2015	2,500	$27.79
5/22/2015	10,000	$28.78
5/11/2015	-2,377	$28.50
5/11/2015	-1,626	$28.50
5/8/2015	600,000	$25.25
5/7/2015	-3,000	$26.25
5/6/2015	26,112	$23.93
5/6/2015	7,899	$23.92
5/5/2015	15,000	$23.58
5/1/2015	15,000	$23.84
4/1/2015	7,600	$24.06
3/30/2015	16,024	$24.19
3/30/2015	500	$23.92
3/27/2015	24,945	$23.81
3/26/2015	10,250	$24.11
3/25/2015	25,000	$24.22
3/19/2015	6,164	$23.63
3/18/2015	10,000	$23.58
3/17/2015	15,796	$23.62
3/16/2015	35,000	$23.86
3/13/2015	10,000	$23.57
3/12/2015	2,791	$23.47
3/11/2015	31,600	$23.48
3/10/2015	30,000	$23.67

Trade Date	Quantity	Price (USD)
3/9/2015	3,838	$23.87
3/5/2015	23,000	$23.96
3/4/2015	13,000	$24.03
2/25/2015	40,000	$24.02
2/24/2015	27,566	$23.97
2/23/2015	35,000	$23.95
2/20/2015	20,000	$23.92
2/19/2015	20,000	$23.90
2/18/2015	20,000	$23.87
2/6/2015	130,000	$24.57
2/5/2015	73,205	$24.81

* Short Puts Dec 15 for 18.997 shares expiring March 18, 2016 - Strike 26,32

* Short Puts Jan 2016 for 20.000 shares expiring March 28, 2016 - Strike 24,765

Abdullah Saleh A. Kamel

Trade Date	Quantity	Price (USD)
5/6/2015	10,000	$23.92
5/7/2015	385,000	$25.25
6/5/2015	60,000	$28.20
6/5/2015	15,000	$28.49
6/8/2015	15,000	$28.70
6/9/2015	6,025	$28.06
6/9/2015	10,000	$28.17
6/15/2015	8,278	$28.12
6/15/2015	5,984	$28.08
6/16/2015	10,000	$28.08
6/26/2015	10,000	$28.09
6/29/2015	10,000	$27.90
6/29/2015	10,000	$28.01
7/1/2015	1,127	$27.19
7/2/2015	5,574	$27.20
7/2/2015	10,000	$27.23
7/7/2015	1,917	$27.00
7/23/2015	2,600	$25.50
7/24/2015	10,000	$25.53
8/7/2015	4,000	$23.72
8/11/2015	5,000	$24.87
8/12/2015	5,504	$25.50
8/13/2015	5,000	$25.39
8/14/2015	5,000	$25.36
8/18/2015	2,812	$25.50
8/20/2015	3,304	$25.50
8/21/2015	10,000	$25.26
8/21/2015	6,696	$24.90
8/21/2015	5,000	$24.84
8/24/2015	5,273	$24.00
8/25/2015	5,000	$24.04
8/25/2015	10,000	$23.84
8/25/2015	4,727	$24.00
8/26/2015	20,000	$23.94
9/1/2015	10,000	$24.73
9/2/2015	10,000	$24.50
9/2/2015	10,000	$24.50
9/4/2015	10,000	$24.25
9/4/2015	10,000	$24.23
11/12/2015	10,000	$27.85
11/12/2015	10,000	$27.95
11/13/2015	1,400	$26.97
12/11/2015	5,000	$26.15
1/5/2016	2,500	$25.90
1/5/2016	5,000	$25.73
1/8/2016	4,000	$24.54
1/8/2016	279	$24.71

SCHEDULE II

The following table is compiled in part from statements regarding stockholder ownership of the company’s common stock contained in the company’s definitive proxy statement, dated February 18, 2016, relating to the Annual Meeting.

Name and Address of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned		Percentage of Class
Peter Wirth	44,100	(1), (2)	*
Thomas Merk	226,293	(1)	*
Guenther Braun	503,691	(1)	1.8%
Ulrich Hefter	190,586	(1)	*
Ingrid Mittelstaedt	185,000	(1)	*
Louis Molnar	155,000	(1)	*
Martin Seifert	27,000	(1)	*
Carl F. Baasel	117,000		*
Jenifer Bunis	3,000		*
Stephen D. Fantone	17,000		*
Ralph E. Reins	39,000	(3)	*
Daniel J. Smoke	47,000	(4)	*
Gary K Willis	51,000		*
All directors and executive officers as a group (13 persons)	1,605,670		5.6%

* Less than one percent of class.

1.	Beneficial ownership and percentage ownership are determined in accordance with the rules of the SEC and include voting or investment power with respect to shares of stock. This information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, shares of Common Stock issuable under stock options that are exercisable within 60 days of January 22, 2016 are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. The amounts listed include the following shares of Common Stock that may be acquired within 60 days of January 22, 2016 through the exercise of stock options: Dr. Wirth, 25,000; Mr. Braun, 468,000; Mr. Merk, 222,000; Ms. Mittelstaedt, 185,000; Dr. Hefter, 182,000; Mr. Molnar, 155,000; and Mr. Seifert 27,000.
2.	6,500 of these shares are held by Dr. Wirth’s spouse and are therefore indirectly held by Dr. Wirth.
3.	5,890 of these shares are held in a trust by Mr. Reins’ spouse and 33,110 of these shares are held in a family trust and are therefore indirectly held by Mr. Reins.
4.	400 of these shares are held by Mr. Smoke’s spouse and are therefore indirectly held by Mr. Smoke.
Name and Address of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned		Percentage of Class
SilverArrow Capital Holding Ltd. SilverArrow Capital Advisors LLP SAC Jupiter Holding Ltd. Thomas Limberger Abdullah Saleh A. Kamel Pluto Fund Limited Osama H. Al Sayed Ernesto Palomba	2,645,725	(1)	9.3%

National Rural Electric Cooperative Association 4301 Wilson Boulevard Arlington VA 22203	1,696,292	(2)	6.0%

Name and Address of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned		Percentage of Class
Franklin Resources, Inc. Charles B. Johnson Rupert H. Johnson, Jr. One Franklin Parkway San Mateo, CA 94403-1906 Franklin Advisory Services, LLC One Parker Plaza Ninth Floor Fort Lee, NJ 07024-2938	1,945,636	(3)	6.9%

The Vanguard Group 100 Vanguard Boulevard Malvern, PA 19355	1,873,960	(4)	6.6%

Blackrock, Inc. 40 East 52nd Street New York, NY 10022	2,428,778	(5)	8.5%

Royce & Associates, LLC 745 Fifth Avenue New York, NY 10151	1,663,323	(6)	5.8%
1.	SilverArrow Capital Holding Ltd (“SilverArrow Guernsey”), SilverArrow Capital Advisors LLP (“SilverArrow Advisors”) SAC Jupiter Holding Ltd. (“SilverArrow Dubai”), Thomas Limberger, Abdullah Saleh A. Kamel, Pluto Fund Limited (“Pluto”), Osama H. Al Sayed and Ernesto Palomba jointly filed a Schedule 13D/A with the SEC on October 8, 2015. The address of the principal office of SilverArrow Guernsey is Third Floor, La Plaiderie Chambers, St. Peter Port, Guernsey GY1 1WG. The address of the principal office of SilverArrow Advisors and Mr. Limberger is 3 More London Riverside, 1st Floor, London SE1 2RE, United Kingdom. The address of the principal office of SilverArrow Dubai is Office 407, North Tower, Emirates Financial Towers, DIFC, P.O. Box 506953, Dubai, UAE. The principal business address of Mr. Kamel is Palestine St., Dallah Tower, 13th Floor, 21414 Jeddah, Kingdom of Saudi Arabia. The address of the principal office of Pluto is Trust House, 112 Bonadi Street, P.O. Box 613, Kingstown, St. Vincent, Grenadines. The principal business address of Mr. Al Sayed is Bin Homran Building 1st Floor, Room 106., P.O. Box 14552, 21434 Jeddah, Kingdom of Saudi Arabia. The principal business address of Mr. Palomba is Caraa D’ Urenn 4b, 6513 Monte Carasso, Switzerland. SilverArrow Guernsey reported sole voting and dispositive power with respect to 2,358,327 shares and 552,500 shares, respectively. SilverArrow Advisors and SilverArrow Dubai each reported sole voting and dispositive power with respect to 2,233,327 shares and 427,500 shares, respectively. Mr. Limberger reported sole voting and dispositive power with respect to 2,358,327 shares and 552,500 shares, respectively. Mr. Kamel reported sole dispositive power with respect to 395,000 shares. Pluto reported sole dispositive power with respect to 92,500 shares. Mr. Al Sayed reported sole dispositive power with respect to 1,288,327 shares. Mr. Al Sayed reported sole dispositive power with respect to 30,000 shares. This information is based solely on a Schedule 13D/A, filed with the SEC on October 8, 2015.
2.	This information is based solely on a Schedule 13G, filed with the SEC on February 17, 2015. The reporting person reported sole voting and dispositive power with respect to all of the shares.
3.	The reporting persons jointly filed a Schedule 13G/A with the SEC on February 5, 2015. Franklin Advisory Services, LLC reported sole voting power with respect to 1,797,536 shares and sole dispositive power with respect to 1,945,636 shares.
4.	This information is based solely on a Schedule 13G/A, filed with the SEC on February 10, 2015. The Vanguard Group reported aggregate beneficial ownership of 1,873,960 shares; sole voting power of 41,960 shares; sole dispositive power of 1,833,600 shares; and shared dispositive power of 40,360 shares.
5.	This information is based solely on a Schedule 13G/A, filed with the SEC on January 22, 2015. Blackrock, Inc. reported aggregate beneficial ownership of 2,428,778 shares; sole voting power of 2,354,233 shares; and sole dispositive power of 2,428,778 shares.
6.	The information as to share ownership is based solely on a Schedule 13G/A, filed with the SEC on January 4, 2016. The reporting person reported sole voting and dispositive power with respect to all of the shares.

IMPORTANT

We urge you to carefully consider the information contained in the enclosed proxy statement and then support our efforts by using the GREEN proxy card today to vote FOR the election of our nominees.

Our nominees are committed to acting in the best interests of Rofin’s stockholders. We believe that your voice in the future of Rofin can best be expressed through the election of our nominees.

This solicitation is being made by us and not on behalf of the Board of Directors or management of the Company. Other than as disclosed in this proxy statement, we are not aware of any other matters to be brought before the Annual Meeting. Should other matters, of which we are not aware, be brought before the Annual Meeting, the persons named as proxies in the enclosed GREEN proxy card will vote on such matters in their discretion.

If you own Rofin shares in your own name, you are considered, with respect to those shares, the “stockholder of record.” If your shares are held in a stock brokerage account or by a bank, trust company or other nominee, you are considered the beneficial owner of shares held in “street name.”

If your shares are registered in your name: Please sign, date, mark, and mail the enclosed GREEN proxy card to D.F. King & Co., Inc. in the postage-paid envelope provided today.

If you are the beneficial owner of shares held in “street name”: If these proxy materials have been forwarded to you by your broker, bank, trust company or other nominee, you must instruct your broker, bank, trust company or other nominee how to vote. Under rules of the NASDAQ Stock Market, your broker cannot vote your shares on your behalf without your instructions. You may not vote shares held in street name at the Annual Meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank, trust company or other nominee.

We urge you not to sign any proxy card sent to you by Rofin. If you have already done so, you have every right to change your vote. Only your latest dated proxy will count. You may revoke any proxy card already sent to the Company before it is voted at the meeting by delivering a signed and dated GREEN proxy card in the postage-paid envelope provided.

Your vote is important, no matter how few shares you own. We urge you to sign, date, mark and return the enclosed GREEN proxy card today to vote for the election of our nominees.

D.F. King & Co., Inc.
48 Wall Street
New York, NY 10005
Banks and Brokers Call Collect: (212) 269-5550
All Others Call Toll Free: (800) 967-7635
Email: fixrofin@dfking.com

PRELIMINARY AND SUBJECT TO COMPLETION, DATED FEBRUARY 22, 2016

GREEN PROXY CARD

ROFIN-SINAR TECHNOLOGIES INC.
2016 ANNUAL MEETING OF STOCKHOLDERS
THIS PROXY IS SOLICITED ON BEHALF OF

SilverArrow Capital Advisors LLP	SilverArrow Capital Holding Ltd.	SAC Jupiter Holding Ltd.
Pluto Fund Limited
Thomas Limberger	Robert Schimanko	Abdullah Saleh A. Kamel	Osama H. Al Sayed
	Gebhard Rainer	Jordan Kovler

THE BOARD OF DIRECTORS OF
ROFIN-SINAR TECHNOLOGIES INC.
IS NOT SOLICITING THIS PROXY

P R O X Y

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named proxies and agents or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to SilverArrow Capital Advisors LLP, SilverArrow Capital Holding Ltd., SAC Jupiter Holding Ltd. and Pluto Fund Limited (the “Concerned Rofin Stockholders”), and the other participants in this solicitation (collectively, the “Participants”) a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO PROPOSAL NO. 1 ON THE REVERSE SIDE, THIS PROXY WILL BE VOTED “FOR” THOMAS LIMBERGER, GEBHARD RAINER AND JORDAN KOVLER. IF NO DIRECTION IS INDICATED WITH RESPECT TO PROPOSALS NO. 2 THROUGH 5 ON THE REVERSE SIDE, THIS PROXY WILL BE VOTED “FOR” PROPOSALS NO. 2 THROUGH 5. IF NO DIRECTION IS INDICATED WITH RESPECT TO PROPOSALS NO. 6 AND 7 ON THE REVERSE SIDE, THIS PROXY WILL BE MARKED “ABSTAIN” FOR PROPOSALS NO. 6 AND 7.

This Voting Instructions Form will be valid until the completion of the Annual Meeting. This Voting Instruction Form will only be valid in connection with the Concerned Rofin Stockholders’ solicitation of voting instruction forms, on behalf of the Participants, for the Annual Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

GREEN PROXY CARD

THE CONCERNED ROFIN STOCKHOLDERS STRONGLY RECOMMEND A VOTE “FOR” ITS SLATE OF NOMINEES AND “FOR” PROPOSALS NO. 2 THROUGH 5 LISTED BELOW

☒ Please mark vote as in this example

(1) The Concerned Rofin Stockholders’ proposal to elect its slate of director nominees to the Company’s Board of Directors.

NOMINEES	FOR ALL NOMINEES	WITHHOLD FROM ALL NOMINEES	FOR ALL EXCEPT
Thomas Limberger	☐	☐

Gebhard Rainer

Jordan Kovler

NOTE: IF YOU DO NOT WISH FOR YOUR SHARES TO BE VOTED “FOR” A PARTICULAR NOMINEE, MARK THE “FOR ALL EXCEPT” BOX AND WRITE THE NAME(S) OF THE NOMINEE(S) YOU DO NOT SUPPORT ON THE LINE(S) BELOW. YOUR SHARES WILL BE VOTED FOR THE REMAINING NOMINEE(S).

A mark to “WITHHOLD” is neither an instruction to vote against a nominee nor an instruction to abstain; the shares represented by such proxy will not be voted in connection with such nominee(s).

(2) The proposal to approve an advisory vote to declassify the Board of Directors

FOR	AGAINST	ABSTAIN
☐	☐	☐

(3) The proposal to approve an advisory vote regarding the elimination of certain supermajority voting provisions in the Company’s Certificate of Incorporation and By-laws

FOR	AGAINST	ABSTAIN
☐	☐	☐

(4) The proposal to approve an advisory vote to permit stockholders holding 15% or more of the outstanding shares of common stock to call a special meeting of the stockholders

FOR	AGAINST	ABSTAIN
☐	☐	☐

(5) The proposal to approve an advisory vote permit written consent by stockholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all stockholders entitled to vote thereon were present and voting.

FOR	AGAINST	ABSTAIN
☐	☐	☐

(6) The Board’s proposal to ratify the appointment of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2016.

FOR	AGAINST	ABSTAIN
☐	☐	☐

(7) The Board’s proposal with respect to the advisory vote to approve the Company’s executive compensation

FOR	AGAINST	ABSTAIN
☐	☐	☐

(8) To grant the proxy holders discretion to vote on such other matters as may properly come before the Annual Meeting

FOR	AGAINST	ABSTAIN
☐	☐	☐

To vote in their discretion on all other matters as may properly come before the Annual Meeting, including any matters incidental to the conduct of the Annual Meeting.

DATED:

(Signature)

(Signature, if held jointly)

(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.